Exhibit 2.1

Execution Version

STOCK PURCHASE AGREEMENT

among

JOSTENS, INC.,

VISANT CORPORATION, SOLELY WITH RESPECT TO SECTION 12.13,

AMERICAN ACHIEVEMENT GROUP HOLDING CORP.

and

THE SELLERS PARTY HERETO

Dated as of November 19, 2013

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3.21.	Affiliate Matters.	33

3.22.	FCPA.	33

3.23.	Trade Compliance.	34

3.24.	Conflict Minerals.	35

3.25.	Warranties; Products.	35

3.27.	Sales Representatives.	35

3.28.	Bonus Payments.	35

4. REPRESENTATIONS AND WARRANTIES OF EACH SELLER.		36

4.1.	Power, Standing and Authority.	36

4.2.	Non-Contravention, etc.	36

4.3.	Ownership of Shares and Warrants.	37

4.4.	Litigation.	37

4.5.	Brokers, etc.	37

5. REPRESENTATIONS AND WARRANTIES OF THE BUYER.		37

5.1.	Corporate Matters, etc.	37

5.2.	Adequate Funds; Financing.	38

5.3.	Litigation.	39

5.4.	Brokers, etc.	39

5.5.	Solvency.	39

5.6.	Payment of Buyer PIK Notes.	39

5.7.	No Additional Representations; No Reliance; etc.	40

6. CERTAIN AGREEMENTS OF THE PARTIES.		40

6.1.	Operation of Business, Related Matters.	40

6.2.	Access to Information.	43

6.3.	Preparation for Closing.	43

6.4.	Non-Solicitation; No-Hire.	44

6.5.	Notes Offers; Financing Cooperation.	44

6.6.	Business Records.	49

6.7.	Directors and Officers Indemnification and Insurance.	50

6.8.	Employee Benefits.	50

6.9.	Tax Matters.	52

6.10.	No Shop.	55

6.11.	Termination of Affiliate Arrangements.	56

6.12.	Third Party Consents.	56

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6.13.	Financial Information.	56

6.14.	Further Assurances.	56

6.15.	Special Bonuses.	56

7. CONDITIONS TO THE OBLIGATION TO CLOSE OF THE BUYER.		56

7.1.	Representations, Warranties and Covenants.	56

7.2.	Legality; Litigation.	57

7.3.	Material Adverse Effect.	57

7.4.	Delivery of Shares and Warrants.	57

7.5.	Escrow Agreement.	57

7.6.	Audited Financial Statements.	57

7.7.	FIRPTA Certificate.	57

7.8.	Resignations.	58

7.9.	Payoff Letter.	58

8. CONDITIONS TO THE OBLIGATION TO CLOSE OF THE SELLERS.		58

8.1.	Representations, Warranties and Covenants.	58

8.2.	Legality; Litigation.	59

8.3.	Escrow Agreement.	59

9. JURISDICTION; LAW.		59

9.1.	Consent to Jurisdiction.	59

9.2.	WAIVER OF JURY TRIAL.	60

9.3.	Specific Performance.	60

9.4.	Governing Law.	60

10. TERMINATION.		61

10.1.	Termination of Agreement.	61

10.2.	Effect of Termination.	62

11. INDEMNIFICATION.		62

11.1.	Buyer’s Indemnification.	62

11.2.	Seller’s Indemnification.	62

11.3.	Survival.	63

11.4.	Monetary Limitations.	63

11.5.	Limitation on Remedies.	64

11.6.	Indemnification Procedure.	65

11.7.	Determination of Loss Amount.	67

11.8.	Adjustment to Purchase Price.	68

11.9.	Indemnity Escrow Funds.	68

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12. MISCELLANEOUS.		68

12.1.	Entire Agreement.	68

12.2.	Amendment or Waiver.	68

12.3.	Severability.	69

12.4.	Successors and Assigns.	69

12.5.	Notices.	69

12.6.	Public Announcements.	71

12.7.	Headings.	71

12.8.	Third Party Beneficiaries.	71

12.9.	Expenses.	71

12.10.	Construction.	71

12.11.	Waiver of Conflicts Regarding Representation; Privileged Materials.	72

12.12.	Counterparts; etc.	72

12.13.	Guarantee.	72

12.14.	No Recourse.	73

Exhibits
Exhibit A:	Form of Buyer PIK Note
Exhibit B:	Form of Escrow Agreement

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STOCK PURCHASE AGREEMENT

This STOCK PURCHASE AGREEMENT dated as of the 19th day of November, 2013 (as amended or otherwise modified from time to time, this “Agreement”), is entered into by and among Jostens, Inc., a Delaware corporation (the “Buyer”), American Achievement Group Holding Corp., a Delaware corporation (the “Company”), Visant Corporation, a Delaware corporation (the “Guarantor”), solely with respect to Section 12.13, and each holder of outstanding equity interests of the Company (each, a “Seller” and collectively, the “Sellers”), and American Achievement Holdings LLC, in its capacity as Sellers’ Representative.

RECITALS

WHEREAS, the Sellers are the record and beneficial owners of all of the outstanding shares of common stock, par value $0.01 per share, of the Company (the “Common Stock”), warrants to purchase Common Stock of the Company (the “Warrants”), and Series A Redeemable Preferred Stock, par value $0.01 per share, of the Company (the “Preferred Stock”), which represent all of the equity interests in the Company; and

WHEREAS, subject to the terms and conditions set forth herein, the Buyer desires to acquire from the Sellers all of the shares of Common Stock and Preferred Stock (collectively, the “Shares”) and all Warrants and the Sellers desire to sell the Shares and all Warrants to the Buyer upon the terms and subject to the conditions set forth in this Agreement.

NOW, THEREFORE, in consideration of the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

AGREEMENT

Therefore, in consideration of the foregoing and the mutual agreements and covenants set forth below, the parties hereto hereby agree as follows:

1. DEFINITIONS. For purposes of this Agreement:

1.1. Cross Reference Table. The following terms defined elsewhere in this Agreement in the Sections or Articles set forth below shall have the respective meaning therein defined:

Term	Definitions
“280G Payments”	Section 6.8.3
“Alternative Financing”	Section 6.5.2.4
“Affected Employees”	Section 6.8
“Agreement”	Preamble
“Antitrust Laws”	Section 6.3
“Assets”	Section 3.4
“Buyer”	Preamble
“Buyer Indemnitees”	Section 11.2.1

“Buyer Protected Parties”	Section 12.14
“Closing”	Section 2.2
“Closing Date”	Section 2.2
“Closing Payment Certificate”	Section 2.3
“Common Stock”	Recitals
“Company”	Preamble
“Company 401(k) Plan”	Section 6.8.1
“Contemplated Transactions”	Section 3.1
“Contracts”	Section 3.10
“Copyrights”	Section 1.2.56
“Debt Commitment Letters”	Section 5.2
“Deductible”	Section 11.4.1
“De Minimis Threshold Amount”	Section 11.4.1
“Disclosure Schedule”	Article 3
“Fee Letter”	Section 5.2
“Financing”	Section 5.2
“Foreign Benefit Plan”	Section 3.14.9
“Government Official”	Section 3.22.1
“Guarantor”	Preamble
“Financial Statements”	Section 3.3.1
“Indemnified Party”	Section 11.6.1
“Indemnifying Party”	Section 11.6.1
“Insurance Policies”	Section 3.12
“IRS”	Section 3.13.2
“ISA”	Section 3.23(iv)
“Key Customer”	Section 3.18.1
“Key Supplier”	Section 3.17
“Leased Real Property”	Section 3.7
“Lenders”	Section 5.2
“Licenses”	Section 3.9.2
“Notes Offers”	Section 6.5.1.1
“Notice of Loss”	Section 11.6.1
“Obligations”	Section 12.13
“OFAC”	Section 3.23(i)
“Owned Real Property”	Section 3.7
“Patents”	Section 1.2.56
“Payoff Amount	Section 7.9
“PBGC”	Section 3.14.2
“Pension Plan”	Section 1.2.33
“Permits”	Section 3.5
“Pre-Closing Tax Returns”	Section 6.9.2.2
“Preferred Stock”	Recitals
“Principal Sales Representatives”	Section 3.27
“Privileged Materials”	Section 12.11
“Records”	Section 6.6
“Representatives”	Section 6.5.2.2

“Required Information”	Section 6.5.2.2
“Restricted Financing Commitment Amendments”	Section 6.5.2.1
“Section 280G”	Section 6.8.3
“SEC”	Section 1.2.65
“Seller Indemnitees”	Section 11.1
“Sellers”	Preamble
“Sellers’ Representative”	Section 2.5.1
“Shares”	Recitals
“Software”	Section 1.2.56
“Solvent”	Section 5.5
“Straddle Period Tax Returns”	Section 6.9.2.2
“Third Party Claim”	Section 11.6.2
“Transfer Taxes”	Section 6.9.1
“Trademarks”	Section 1.2.49
“WARN Act”	Section 3.16
“Warrants”	Recitals
“Welfare Plan”	Section 1.2.33

1.2. Certain Definitions. The following terms shall have the following meanings:

1.2.1. “2014 Senior Management Bonus Amount” shall mean all management bonuses payable under the Senior Management Bonus Plan with respect to fiscal year 2014.

1.2.2. “Action” shall mean any judicial or administrative action, suit or proceeding, brought by any Person or Governmental Authority, or any audit or investigation brought or conducted by any Governmental Authority.

1.2.3. “Affiliate” shall mean, as to the Company (or other specified Person), each Person directly or indirectly controlling, controlled by or under common control with the Company (or such specified Person). For purposes of this definition, the term “control” (including the terms “controlling,” “controlled by” and “under common control with”) means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through ownership of voting securities or otherwise.

1.2.4. “Acquisition Proposal” shall mean (a) any proposal or offer with respect to a merger, consolidation, business combination, recapitalization, reorganization or similar transaction involving the Company and/or any of its Subsidiaries or (b) any acquisition by any Person, or proposal or offer to acquire any stock or a significant amount of assets of the Company or any of its Subsidiaries, in each case, other than the Contemplated Transactions or otherwise as contemplated by this Agreement.

1.2.5. “Balance Sheet” shall mean the unaudited balance sheet of the Company as of the Balance Sheet Date.

1.2.6. “Balance Sheet Date” shall mean June 1, 2013.

1.2.7. “Bonus Payment Amount” shall mean the cash payments listed on Schedule 1.2.7, which shall include (A) the following payments paid or to be paid before, on or after the date of this Agreement or at or after the Closing: (i) all payments to be made under the Cash Incentive Plan, (ii) the 2014 Senior Management Bonus Amount, and (iii) all payments to be made under the Retention Plans, and (B) any other cash payments to be made with respect to any other employment, retention or bonus plan, program, agreement, or other similar arrangement with the Company, in each case for purposes of this clause (B), arising out of or in anticipation of the Contemplated Transactions, whether paid prior to the date of this Agreement or hereafter, including “Special Bonuses” as set forth on Schedule 1.2.7, but excluding any plan, program, agreement or arrangement entered into by the Company or Buyer after the Closing.

1.2.8. “Business” shall mean the business of the Target Companies as such business is conducted as of the date hereof.

1.2.9. “Business Day” shall mean any day, except Saturday, Sunday and any day on which banking institutions in New York, New York are authorized or required to close by law.

1.2.10. “Buyer Fundamental Representations” shall mean the representations and warranties made in Sections 5.1, 5.4 and 5.6 (and any corresponding representations and warranties made in the certificate delivered by the Company pursuant to Section 8.1).

1.2.11. “Buyer PIK Note” shall mean a note issued by Guarantor in substantially the form attached hereto as Exhibit A.

1.2.12. “By-laws” shall mean the corporate by-laws of a corporation, as from time to time in effect.

1.2.13. “Cash Incentive Plan” shall mean, collectively, (i) Opco’s 2011 Executive Cash Incentive Plan, and all amendments thereto, (ii) Third Amended and Restated Executive Cash Incentive Plan and all amendments thereto, (iii) Opco’s Supplemental Incentive Plan and all amendments thereto and (iv) any cash or equity incentive awards of Opco issued to Steve Parr (including pursuant to the letter agreement dated May 7, 2012, as amended), Timothy Mayhew and Dale Morrison; and in the case of each such plan and awards (to the extent applicable), the estimated calculations of all payments to be made thereunder in connection with the Closing are set forth on Schedule 1.2.13.

1.2.14. “Charter” shall mean the certificate or articles of incorporation, formation or organization or other charter or organizational documents of any Person (other than an individual), each as from time to time in effect.

1.2.15. “Clayton Act” shall mean the federal Clayton Antitrust Act of 1914, as amended.

1.2.16. “Closing Indebtedness” shall mean, without duplication, the sum of (i) the Credit Agreement Payment Amount, (ii) the Secured Notes Payment Amount, and (iii) the amount required to extinguish all other Debt of the Target Companies, including any premium or other breakage costs payable upon prepayment, redemption and/or discharge of or tender for any such other Debt of the Target Companies (provided that Closing Indebtedness shall not include any accrued and unpaid interest (except to the extent included in Credit Agreement Payment Amount), Debt of the type referred to in clause (vi) of the definition thereof (other than any such Debt entered into after the date hereof), or fees identified on Schedule 3.2.5 as “Excluded Fees”).

1.2.17. “Code” shall mean the United States Internal Revenue Code of 1986, as amended.

1.2.18. “Common Stock and Warrant Purchase Price” shall mean $31,736,764; provided that the Common Stock and Warrant Purchase Price shall be adjusted at Closing as follows: (i) increased by the amount, if any, that the Seller Transaction Expenses set forth on the Closing Payment Certificate are less than the Estimated Seller Transaction Expenses, or decreased by the amount, if any, that the Seller Transaction Expenses set forth on the Closing Payment Certificate are greater than the Estimated Seller Transaction Expenses; (ii) increased by the amount, if any, that the Preferred Stock Payment Amount set forth on the Closing Payment Certificate is less than the Estimated Preferred Stock Payment Amount, or decreased by the amount, if any, that the Preferred Stock Payment Amount set forth on the Closing Payment Certificate is greater than the Estimated Preferred Stock Payment Amount, (iii) increased by the amount, if any, that the Bonus Payment Amount set forth on the Closing Payment Certificate is less than the Estimated Bonus Payment Amount, or decreased by the amount, if any, that the Bonus Payment Amount set forth on the Closing Payment Certificate is greater than the Estimated Bonus Payment Amount, (iv) increased by the amount, if any, that the Management Fees Payment Amount set forth on the Closing Payment Certificate is less than the Estimated Management Fees Payment Amount, or decreased by the amount, if any, that the Management Fees Payment Amount set forth on the Closing Payment Certificate is greater than the Estimated Management Fees Payment Amount, and (v) decreased by the amount that the Closing Indebtedness set forth on the Closing Payment Certificate is greater than $385,242,843. For the avoidance of doubt, all cash will remain in the Target Companies at Closing without additional payment therefor. In no event will the Common Stock and Warrant Purchase Price be less than $0.

1.2.19. “Common Stock and Warrants Purchase Price Per Share” shall mean an amount equal to (i) the Common Stock and Warrant Purchase Price divided by (ii) the total number of outstanding shares of Common Stock plus the number of shares of Common Stock issuable upon the exercise of the outstanding Warrants.

1.2.20. “Common Stock Seller” shall mean any Seller who holds shares of Common Stock.

1.2.21. “Company Fundamental Representations” shall mean the representations and warranties made in Sections 3.1, 3.2, 3.14.8, 3.19 and 3.28 (and any corresponding representations and warranties made in the certificate delivered by the Company pursuant to Section 7.1).

1.2.22. “Compensation” shall mean, as applied to any Person, all cash-based salaries, compensation, remuneration or bonuses, paid or provided, directly or indirectly, by any Target Company to such Person.

1.2.23. “Conflict Minerals” shall mean, (i) columbite-tantalite (coltan), cassiterite, gold, wolframite, or their derivatives, which originate in the Democratic Republic of the Congo or other “DRC country” (as defined in Section 1502 of the Dodd-Frank Act); or (ii) any other mineral or its derivatives determined by the Secretary of State of the United States to be financing conflict in the Democratic Republic of the Congo or other DRC country.

1.2.24. “Contractual Obligation” shall mean, with respect to any Person, any contract, agreement, deed, mortgage, lease, license, indenture, note, bond, loan, sales order, purchase order or other document or instrument (including any document or instrument evidencing any Debt) to which or by which such Person is legally bound.

1.2.25. “Credit Agreement” shall mean the Credit Agreement, dated as of November 1, 2010, among American Achievement Corporation, as the Borrower, the other persons party thereto that are designated as Credit Parties, the Lenders (as defined therein) and General Electric Capital Corporation as Agent (as defined therein) for the Lenders as such agreement may be amended, restated or modified.

1.2.26. “Credit Agreement Payment Amount” shall mean the amount of funds required to extinguish all outstanding amounts owing by the Target Companies under the Credit Agreement and to discharge all related Liens, including any accrued and unpaid interest on the Debt outstanding under the Credit Agreement, and interest that has been paid which accrued on and after the date of this Agreement.

1.2.27. “Debt” of any Person shall mean all obligations of such Person, including any applicable penalties (including with respect to any prepayment thereof), interest and premiums, (i) for borrowed money, (ii) evidenced by notes, bonds, debentures or similar instruments, (iii) for the deferred purchase price of goods or services (other than trade payables incurred in the Ordinary Course of Business or other accrued liabilities), (iv) under capital leases, (v) with respect to letters of credit, performance bonds or bankers acceptances (to the extent drawn and not cash collateralized), (vi) under any interest rate protection, currency or other hedging agreement, in each case, to the extent payable if such agreement were terminated at the Closing, (vii) in the nature of Guarantees of the obligations described in clauses (i) through (vi) above of any other Person, or (viii) in the nature of obligations of the type referred to in clauses (i) through (vi) of any other Person secured by any Lien on any asset of the Target Companies.

1.2.28. “Discount Rate” shall mean the annual discount rate corresponding to an annual interest rate of 12%.

1.2.29. “Distribution/Payment” shall mean, (i) with respect to the capital stock of, membership interest of, partnership interest of or other evidence of an equity interest in, any Person, (a) the declaration or payment of any dividend on or in respect of any shares or units of any class of such capital stock, membership interest, partnership interest or other equity interest, (b) the purchase, redemption or other retirement of any shares or units of any class of such capital stock, membership interest, partnership interest or other equity interest, directly, or indirectly through a Subsidiary or otherwise, and (c) any other distribution on or in respect of any shares or units of any class of such capital stock, membership interest, partnership interest or other equity interest or (ii) any payment made to any Affiliate of any of the Target Companies (other than another Target Company).

1.2.30. “Employee Plan” shall mean any (a) welfare benefit plan within the meaning of Section 3(1) of ERISA (a “Welfare Plan”), (b) pension benefit plan within the meaning of Section 3(2) of ERISA (a “Pension Plan”), and (c) any multiemployer plan within the meaning of 3(37) of ERISA and any other plan, agreement, program, policy or other arrangement, whether or not subject to ERISA (including any funding mechanism therefor now in effect or required in the future as a result of the transaction contemplated by this Agreement or otherwise), whether formal or informal, oral or written, legally binding or not, which is contributed to, required to be contributed to, sponsored by or maintained by the Target Companies or under which the Company, its Subsidiaries or any of their respective ERISA Affiliates have had or have any present or future liability that provide for stock bonus, stock purchase, stock option, restricted stock, stock appreciation right or similar equity-based compensation, deferred-compensation, retirement, welfare-benefit, employment, change-in-control, collective bargaining, employee loan, bonus, incentive, severance or fringe benefits.

1.2.31. “Environmental Claims” shall mean all accusations, allegations, notices of violation, liens, claims, demands, suits, or causes of action for any damage, including, without limitation, personal injury or property damage, arising out of or related to Environmental Conditions or pursuant to applicable Environmental Laws.

1.2.32. “Environmental Conditions” shall mean the presence of Hazardous Substances in the environment (including natural resources, soil, surface water, ground water, any present or potential drinking water supply, subsurface strata or ambient air) relating to or arising out of the Business.

1.2.33. “Environmental Laws” shall mean any federal, state, local or municipal law, statute, regulation, ordinance or Permit relating to pollution, protection of the environment, natural resources, and/or human health and safety.

1.2.34. “ERISA” shall mean the Employee Retirement Income Security Act of 1974 or any successor statute, as amended.

1.2.35. “ERISA Affiliate” shall mean a corporation or other trade or business that is, or at any relevant time within the preceding six years was, required to be treated as a single employer with the Company under Section 4001(b)(1) of ERISA or Sections 414(b), (c), (m) or (o) of the Code.

1.2.36. “Escrow Agent” has the meaning provided in the Escrow Agreement.

1.2.37. “Escrow Agreement” shall mean the Escrow Agreement among Buyer, the Sellers’ Representative and the Escrow Agent substantially in the form of Exhibit B.

1.2.38. “Estimated Bonus Payment Amount” shall mean $18,219,869.

1.2.39. “Estimated Management Fees Payment Amount” shall mean $3,330,556.

1.2.40. “Estimated Preferred Stock Payment Amount” shall mean $50,315,737.

1.2.41. “Estimated Seller Transaction Expenses” shall mean $11,154,231.

1.2.42. “Exchange Act” shall mean the federal Securities Exchange Act of 1934, as amended.

1.2.43. “Federal Trade Commission Act” shall mean the U.S. Federal Trade Commission Act of 1914, as amended.

1.2.44. “Financing Source” shall mean any Person, including the Lenders, that has committed to provide or otherwise entered into agreements with the Buyer in connection with the Financing, including the parties to the Debt Commitment Letters named in Section 5.2 (including, for the avoidance of doubt, any Alternative Financing pursuant to Section 6.5.2.4) and any joinder agreements or credit agreements related thereto.

1.2.45. “GAAP” shall mean generally accepted accounting principles in the United States as in effect from time to time.

1.2.46. “Governmental Authority” shall mean (a) any domestic or foreign national, provincial, state, multi-state or municipal or other local government or any subdivision, agency, commission or authority, or regulatory or administrative agency thereof, (b) any self-regulatory organization having adjudicatory powers, or any court of record or (c) any entity, authority or body exercising executive, legislative, judicial, regulatory, police, taxing or administrative authority or power.

1.2.47. “Governmental Order” shall mean any award, injunction, judgment, determination, compliance agreement, settlement agreement, order, decree or other restriction entered, issued or made by any Governmental Authority.

1.2.48. “Guarantee” shall mean (a) any guarantee of the payment or performance of any Debt or other obligation of any other Person or (b) any liability as a general partner of a partnership or as a venturer in a joint venture in respect of Debt or other obligations of such partnership or venture.

1.2.49. “Hazardous Substances” shall mean all pollutants, contaminants, chemicals, wastes, and any other infectious, carcinogenic, ignitable, corrosive, reactive, toxic or otherwise hazardous substances or materials (whether solids, liquids or gases) subject to regulation, control or remediation under Environmental Laws.

1.2.50. “Holdings” shall mean AAC Group Holding Corp., a Delaware corporation and the immediate parent company of Parent.

1.2.51. “Indemnity Escrow Account” shall mean the account in which the Escrow Agent holds the Indemnity Escrow Funds.

1.2.52. “Indemnity Escrow Amount” shall mean $15,000,000.

1.2.53. “Indemnity Escrow Funds” shall mean the Indemnity Escrow Amount held by the Escrow Agent in the applicable escrow account established pursuant to the Escrow Agreement.

1.2.54. “Intangible” shall mean all intellectual property, including: (a) patent or patent application and any continuations, divisionals, continuations-in-part, renewals or reissues of the foregoing (collectively, “Patents”); (b) tradename, trademark, service mark, design, logo, trade dress, corporate name, Internet domain name, social media identifier and other indicators of source or origin, together with all registrations and applications relating thereto (collectively, “Trademarks”); (c) copyright or work of authorship together with all registrations and applications relating thereto (collectively, “Copyrights”); (d) software , code or database, together with all documentation and all other tangible embodiments thereof (collectively, “Software”); (e) confidential information, trade secret; method, process and know-how, and (f) all rights of prosecution, opposition, cancellation, interference and other administrative rights and rights to sue pertaining to the material rights and interests set forth above.

1.2.55. “Interest Period” shall mean the period of time beginning on the Closing Date and ending on the later of (i) fifteen (15) months after Closing and (ii) December 22, 2015.

1.2.56. “Intermediary” shall mean any agent, sales or marketing agent, sales representative, commission agent, distributor, reseller, consultant or other representative or any other third party with whom any Target Company transacts business and is authorized to act in any way on any Target Company’s behalf.

1.2.57. “Intermediate Holdings” shall mean American Achievement Intermediate Holding Corp., a Delaware corporation and the immediate parent company of Holdings.

1.2.58. “Knowledge” shall mean, with respect to a Person, the actual knowledge of the specified Person. In the case of the Knowledge of the Company, “Knowledge” shall mean the actual knowledge of each of Steve Parr, Richard Russell, Don Percenti, Sherice Bench and Clyde Walls.

1.2.59. “Legal Requirement” shall mean any domestic or foreign federal, provincial, state, local or municipal constitution, treaty, statute, law, ordinance, code, rule, regulation or other legally enforceable requirement, or any Governmental Order.

1.2.60. “Lien” shall mean any mortgage, deed of trust, pledge, lien, security interest, attachment, claim charge, restriction or other similar encumbrance.

1.2.61. “Loss” shall mean any and all losses, liabilities, damages, deficiencies, awards, assessments, judgments, fines, penalties, costs and expenses (including costs of investigation and reasonable and actually incurred defense and attorneys’ and other professionals’ fees).

1.2.62. “Management Fees” shall mean, as of any time, the fees or expenses payable by the Target Companies pursuant to the Management Advisory Agreement dated as of

November 1, 2010 by and among the Company, Intermediate Holdings, Parent and Fenway Partners, LLC or the Amended and Restated Management Advisory Agreement dated as of November 1, 2010 by and between Opco and Fenway Partners, LLC.

1.2.63. “Management Fees Payment Amount” shall mean all payments with respect to Management Fees outstanding as of the Closing.

1.2.64. “Marketing Period” shall mean the first period of 15 consecutive days commencing after the date hereof and ending prior to the Outside Date (inclusive of each day starting with the first day and through and ending with the last day of such period) throughout and at the end of which (i) the Buyer shall have the Required Information and (ii) the conditions set forth in Article 7 have been satisfied (other than those conditions that by their terms are to be satisfied at Closing) and nothing has occurred and no condition exists that would cause any of the conditions set forth in Article 7 to fail to be satisfied assuming Closing was to be scheduled for any time during such consecutive day period; provided that, such 15 consecutive days shall (x) not including the days from and including November 28, 2013 to and including December 1, 2013 and (y) either end on or prior to December 20, 2013 or, if such period has not ended on or prior to December 20, 2013, then such period shall commence no earlier than January 6, 2014; provided, further, that the Marketing Period shall not be deemed to have commenced if, prior to the completion of such 15 consecutive day period, (i) Deloitte & Touche LLP shall have withdrawn its audit opinion with respect to any audited financial statements for the fiscal years ended August 31, 2013, August 31, 2012, August 27, 2011 or August 28, 2010, in which case the Marketing Period shall not be deemed to commence unless and until a new unqualified audit opinion is issued with respect to such withdrawn financial statements for the applicable periods by Deloitte & Touche LLP or another independent public accounting firm reasonably acceptable to the Buyer; (ii) the financial statements included in the Required Information that is available to the Buyer on the first day of any such 15 consecutive day period would be required to be updated under Rule 3-12 of Regulation S-X in order to be sufficiently current on any day during such 15 consecutive day period to permit a registration statement using such financial statements to be declared effective by the Securities and Exchange Commission (“SEC”) on the last day of such 15 consecutive day period, in which case the Marketing Period shall not be deemed to commence unless and until, at the earliest, the receipt by the Buyer of updated Required Information that would be required under Rule 3-12 of Regulation S-X to permit a registration statement using such financial statements to be declared effective by the SEC on the last day of such new 15 consecutive day period; (iii) the Company determines to restate any historical financial statements of the Company included in the Required Information, in which case the Marketing Period shall not be deemed to commence unless and until such restatement has been completed and the relevant financial statement has been amended or the Company has indicated that it has concluded that no restatement shall be required in accordance with GAAP, and the requirements in clause (i) and (ii) above would be satisfied through and on the last day of such 15 consecutive day period; or (iv) the Buyer shall have revoked the Incremental Election (as defined in the Debt Commitment Letter) pursuant to the terms of the Debt Commitment Letter, in which case the Marketing Period shall be deemed to have restarted as of the date of such revocation; provided, further, that the Marketing Period shall end on any earlier date that is the date on which the proceeds of the debt financing contemplated by the Debt Commitment Letters by the Buyer are obtained. Notwithstanding the foregoing, a revocation of the Incremental Election may not result in the Marketing Period ending on a date that is after the Outside Date.

1.2.65. “Material Adverse Effect” shall mean any (a) adverse change, event, circumstance or development that individually or in the aggregate has had, or would reasonably be expected to have a material adverse effect on, the business, financial condition, liabilities, assets or results of operations of the Target Companies, taken as a whole; provided, however, that none of the following shall constitute, give rise to or cause (directly or indirectly), or shall be considered in determining whether there has occurred, a Material Adverse Effect: (i) changes, events, circumstances, developments or effects that are the result of economic or political factors affecting the national, regional or world economy or acts of war or terrorism, except to the extent such factors have a materially disproportionate adverse effect on the Target Companies, taken as a whole, relative to other participants in industries in which the Target Companies operate; (ii) changes, events, circumstances, developments or effects that are the result of factors generally affecting the industries or markets in which any Target Company operates, except to the extent such factors have a materially disproportionate adverse effect on the Target Companies, taken as a whole, relative to other participants in industries in which the Target Companies operate; (iii) changes, events, circumstances, developments or effects that are the result of (A) the execution, announcement, pendency or consummation of this Agreement or Contemplated Transactions, (B) the identity of the Buyer or any of its affiliates as an acquiror of the Company, or (C) any action taken or process undertaken at the written request of the Buyer, including, in the case of each of (A), (B) and (C) above and without limitation, any termination of, reduction in or similar negative impact on relationships, contractual or otherwise, with any customers, suppliers, distributors, licensors, licensees, partners, sales representatives or employees of the Target Companies, (iv) changes after the date hereof in laws, rules or regulations or GAAP or the interpretation thereof; and (v) any failure by any Target Company to meet any projections or estimates of revenues, earnings or any other financial or operational metric for any period ending on or after the date of this Agreement (but not the underlying causes thereof to the extent such underlying causes are not otherwise excluded from constituting, giving rise to or causing, or otherwise being considered in determining whether or not there has occurred, a Material Adverse Effect) or (b) prohibition of the ability of the Company to consummate the Contemplated Transactions or perform its obligations under this Agreement.

1.2.66. “Opco” shall mean American Achievement Corporation, a Delaware corporation.

1.2.67. “Ordinary Course of Business” shall mean the ordinary course of the Business, consistent with past practices.

1.2.68. “Outside Date” shall mean May 19, 2014.

1.2.69. “Parent” shall mean AAC Holding Corp., a Delaware corporation and the immediate parent company of Opco.

1.2.70. “Percentage” shall mean, as to each Common Stock Seller and Warrant Holder Seller (other than Steve Parr), the percentage set forth on Schedule I opposite such Seller’s name, which aggregate Percentages of all such Sellers shall equal 100%.

1.2.71. “Permitted Liens” shall mean (a) Liens for Taxes not yet due and payable or for Taxes the validity of which are being contested in good faith and which are reserved on the Balance Sheet in accordance with GAAP, (b) encumbrances in the nature of zoning restrictions, easements, rights or restrictions of record on the use of real property if the same do not materially impair the continued use of such property in the Business in the manner in which it is currently used, (c) Liens to secure landlords, lessors or renters under leases or rental agreements, (d) deposits or pledges made in connection with, or to secure payment of, worker’s compensation, unemployment insurance, old age pension programs mandated under applicable Legal Requirements or other social security regulations, (e) Liens in favor of carriers, warehousemen, mechanics, materialmen and other similar Persons, Liens to secure claims for labor, materials or supplies and other similar Liens, (f) restrictions on transfer of securities imposed by applicable state and federal securities laws, and (g) Liens securing only Debt shown on the Balance Sheet or otherwise included in Closing Indebtedness.

1.2.72. “Person” shall mean any individual, partnership, corporation, limited liability company, association, trust, joint venture, unincorporated organization, labor union or other entity other than any Governmental Authority.

1.2.73. “Pre-Closing Tax Periods” shall mean Tax periods which end on or prior to the Closing Date.

1.2.74. “Preferred Stock Payment Amount” shall mean an amount equal to the future value, calculated as of the end of the Interest Period using an interest rate equal to the Discount Rate for the Interest Period, of (i) the sum of (x) the aggregate “Series A Accreted Value” (as defined in the Company’s Charter) for all outstanding shares of Preferred Stock as of the Closing Date, multiplied by 107%, plus (y) all accrued but unpaid dividends not previously added to the Series A Accreted Value (regardless of whether such dividends have been declared) for all outstanding shares of Preferred Stock as of the Closing Date less (ii) the amount by which the Common Stock and Warrant Purchase Price would have been less than $0, taking into account all adjustments pursuant to the definition thereof, if the last sentence of such definition is disregarded.

1.2.75. “Preferred Stock Seller” shall mean any Seller who holds shares of Preferred Stock.

1.2.76. “Retention Plans” shall mean, collectively, those certain “Retention Agreements” dated July 24, 2013, and all payments pursuant to other retention or bonus agreements each as listed on Schedule 1.2.76, including “Special Bonuses”, in each case together with amendments thereto.

1.2.77. “Secured Notes” shall mean the 10.875% Senior Secured Notes due 2016 of Opco that are governed by the Secured Notes Indenture.

1.2.78. “Secured Notes Indenture” shall mean the Indenture, dated as of November 1, 2010, among Opco and each of the Guarantor parties thereto for the Secured Notes, with Wells Fargo Bank, National Association as Trustee (as defined therein) and Wilmington Trust Company as Collateral Trustee (as defined therein).

1.2.79. “Secured Notes Payment Amount” shall mean the aggregate principal amount of all outstanding Secured Notes of $365,000,000, plus, after giving effect to the Notes

Offers, any additional amount (excluding any accrued and unpaid interest) required to be paid by Opco to redeem and discharge the Secured Notes in full, in each case, calculated as of the Closing Date.

1.2.80. “Securities Act” shall mean the federal Securities Act of 1933, as amended.

1.2.81. “Seller Fundamental Representations” shall mean the representations and warranties made in Sections 4.1, 4.2, 4.3 and 4.5 (and any corresponding representations and warranties made in the certificate delivered by any Seller pursuant to Section 7.1).

1.2.82. “Seller Transaction Expenses” shall mean all liabilities incurred by or on behalf of the Target Companies or, with the approval of the Sellers’ Representative, the Sellers (whether before, on or after the date hereof) for fees, expenses, costs or charges as a result of the contemplation, negotiation, efforts to consummate or consummation of the Contemplated Transactions, including (a) any fees and expenses of investment bankers, attorneys, accountants, consultants, service providers or other advisors to the Target Companies or, with the approval of the Sellers’ Representative, any Seller in connection with the Contemplated Transactions, (b) any amount specified in the Closing Payment Certificate to constitute a reserve contemplated by Section 2.6.1.2 to be used to pay anticipated fees and expenses to be borne by the Sellers after the Closing Date, (c) any amounts payable pursuant to the last sentence of Section 6.8.3, and (d) 50% of the Transfer Taxes.

1.2.83. “Senior Management Bonus Plan” shall mean, collectively, those certain letter agreements, dated July 15, 2013, each as listed on Schedule 1.2.83.

1.2.84. “Sherman Act” shall mean the federal Sherman Antitrust Act of 1890, as amended.

1.2.85. “Straddle Periods” shall mean Tax periods which begin on or before the Closing Date and end after the Closing Date.

1.2.86. “Subsidiary” shall mean any Person (including Opco, Parent, Holdings and Intermediate Holdings) of which the Company (or other specified Person) shall own directly or indirectly through a Subsidiary, a nominee arrangement or otherwise at least a majority of the outstanding capital stock (or other shares or units of beneficial interest) entitled to vote generally or otherwise have the power to elect a majority of the board of directors or similar governing body or the legal power to direct the business or policies of such Person.

1.2.87. “Survival Date” shall mean the later of (i) fifteen (15) months after Closing and (ii) December 22, 2015.

1.2.88. “Target Companies” shall mean the Company and its Subsidiaries.

1.2.89. “Tax” shall mean any federal, state, local or foreign income, gross receipts, profits, occupation, production, capital gains, capital stock, goods and services, franchise, withholding, estimated, alternative minimum, add-on minimum, unclaimed property, sales, use, transfer, registration, value added, ad valorem, excise, severance, stamp, windfall profit, custom, duty, real property, personal property, social security, employment, unemployment, disability, payroll, license, employee or other tax or similar assessment, including all interest, fines, penalties and additions with respect to any of the foregoing.

1.2.90. “Tax Benefit” shall mean any refund, credit or reduction in Tax.

1.2.91. “Tax Return” shall mean any federal, state, local and foreign return, report, statement, declaration, election or form with respect to any Tax, and any schedule or attachment to any of the foregoing or amendment thereto, filed or required to be filed with any taxing authority, including any consolidated, combined, affiliated or unitary returns for any group of entities, information return, claim for refund and declaration of estimated Tax.

1.2.92. “Transaction Agreements” shall mean this Agreement, the Escrow Agreement and any other agreement, certificate or writing delivered in connection with this Agreement, including those delivered at Closing.

1.2.93. “Warrant Holder Sellers” shall mean any Seller who holds Warrants.

1.2.94. “Willful Breach” shall mean a deliberate act or failure to act, which act or failure to act constitutes in and of itself a material breach of this Agreement, and such action or failure to take action was undertaken with actual knowledge that the taking of such action or the failure to act would reasonably be expected to cause a material breach of this Agreement.

1.3. Certain Matters of Construction. In addition to the definitions referred to or set forth in this Article 1:

1.3.1. The words “hereof,” “herein,” “hereunder” and words of similar import shall refer to this Agreement as a whole and not to any particular Section or provision of this Agreement, and reference to a particular Section of this Agreement shall include all subsections thereof.

1.3.2. The words “party” and “parties” shall refer to the Sellers, the Company and the Buyer.

1.3.3. Definitions shall be equally applicable to both the singular and plural forms of the terms defined, and references to the masculine, feminine or neuter gender shall include each other gender.

1.3.4. Accounting terms used herein and not otherwise defined herein are used herein as defined by GAAP in effect as of the date hereof, consistently applied.

1.3.5. The word “including” shall mean including without limitation.

1.3.6. Any reference to a schedule shall be to such schedule attached hereto.

1.3.7. Any reference to “$” or “dollars” shall mean United States dollars.

2. THE PURCHASE AND SALE OF SHARES.

2.1. Purchase and Sale of Shares and Warrants. On the terms and subject to the conditions set forth herein, at the Closing, the Sellers shall sell, transfer and deliver to the Buyer, and the Buyer shall purchase from the Sellers, all of the outstanding Shares and Warrants for an aggregate purchase price, payable as set forth in Section 2.3, equal to the Common Stock and Warrants Purchase Price plus the Preferred Stock Payment Amount.

2.2. Closing. The closing of the purchase and sale of the Shares and Warrants (the “Closing”) will take place at the offices of Ropes & Gray LLP at 1211 Avenue of the Americas, New York, New York (or such other place as the Buyer and the Sellers’ Representative may agree in writing) on a date (the “Closing Date”) to be specified by the parties, which date shall be the later of (i) the fifth (5th) Business Day following the satisfaction or waiver of the conditions set forth in Articles 7 and 8 (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions), or (ii) such other date as Buyer and Sellers’ Representative may agree to in writing; provided, however, that if the Marketing Period has not ended at the time of the satisfaction or waiver of the conditions set forth in Articles 7 and 8 (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions), the Closing shall occur on the earlier to occur of (x) a date during the Marketing Period to be specified by the Buyer on no less than five (5) Business Days’ notice to the Sellers’ Representative and (y) the last day of the Marketing Period which is a Business Day; provided, further, in no event shall the Closing occur prior to January 7, 2014.

2.3. Payments at Closing. Not later than five (5) Business Days prior to the Closing, the Sellers’ Representative will furnish to the Buyer a certificate (the “Closing Payment Certificate”), which sets forth the actual Preferred Stock Payment Amount (which shall be final and binding on all Sellers) and the Sellers’ Representative’s good faith estimate of the Seller Transaction Expenses, the Bonus Payment Amount and the Management Fees Payment Amount, and the Closing Indebtedness as of 11:59 p.m. on the Business Day immediately prior to the Closing, in each case including applicable recipients and wiring instructions. At the Closing, the Buyer will pay or deliver:

2.3.1. by wire transfer of immediately available funds to such account or accounts as the Sellers’ Representative specifies to the Buyer in the Closing Payment Certificate, the amount payable to each counterparty or holder of Closing Indebtedness in order to fully discharge such Debt (including any accrued and unpaid interest thereon);

2.3.2. to the Escrow Agent to be held in accordance with the Escrow Agreement, Buyer PIK Notes as issued to each Common Stock Seller and Warrant Holder Seller (other than Steven Parr) in an aggregate principal amount equal to such Seller’s Percentage of the Indemnity Escrow Amount, discounted by the Discount Rate for the Interest Period;

2.3.3. a Buyer PIK Note to each Preferred Stock Seller as the Sellers’ Representative specifies to the Buyer in the Closing Payment Certificate such Preferred Stock Seller’s portion of the Preferred Stock Payment Amount discounted by the Discount Rate for the Interest Period, represented by such Buyer PIK Note; anda Buyer PIK Note to each Common Stock Seller and Warrant Holder Seller (other than Steven Parr) in an aggregate principal amount equal to (a) the product of (i) the number of outstanding shares of Common Stock plus the number of shares of Common Stock issuable upon the exercise of the Warrants held by such Seller multiplied by (ii) the Common Stock and Warrants Purchase Price Per Share, minus (b) Seller’s Percentage of the Indemnity Escrow Amount, discounted by the Discount Rate for the Interest Period.

The Company and the Buyer shall be entitled to deduct and withhold from the amounts otherwise payable pursuant to this Agreement (including Bonus Payment Amounts) such amounts as may be required to be deducted and withheld with respect to the making of such payments under the Code, or any other Legal Requirement, and shall be responsible for making any required filing with and payments to Governmental Authorities relating to any such deduction or withholding. To the extent that amounts are so deducted and withheld, such amounts shall be treated for all purposes of this Agreement as having been paid to the applicable recipient.

2.4. Payments Following the Closing.

2.4.1. on the 30th day following the Closing Date (or if such day is not a Business Day, on the next succeeding Business Day) by wire transfer of immediately available funds to such account or accounts as the Sellers’ Representative specifies to the Buyer in the Closing Payment Certificate, an amount sufficient to pay all of the Seller Transaction Expenses set forth on the Closing Payment Certificate;

2.4.2. on the 30th day following the Closing Date (or if such day is not a Business Day, on the next succeeding Business Day), by wire transfer of immediately available funds to such account or accounts as the Sellers’ Representative specifies to the Buyer in the Closing Payment Certificate, an amount equal to the Management Fees Payment Amount set forth on the Closing Payment Certificate;

2.4.3. two (2) Business Days following the one hundred and fifth (105th) day following the Closing, by wire transfer of immediately available funds to such account or accounts as the Sellers’ Representative specifies to the Buyer in the Closing Payment Certificate or by check delivered on such date to the individuals and in the amounts the Sellers’ Representative specifies on the Closing Payment Certificate, an amount sufficient to pay the entire Bonus Payment Amount, and to Steven Parr, by wire transfer of immediately available funds to such account or accounts as the Sellers’ Representative specifies to the Buyer in the Closing Payment Certificate, an aggregate amount equal to the number of outstanding shares of Common Stock held by Steven Parr as of the Closing Date multiplied by the Common Stock and Warrants Purchase Price Per Share;

2.4.4. at such time when such payments are otherwise due in accordance with the Senior Management Bonus Plan, the Buyer shall pay the 2014 Senior Management Bonus Amount in accordance with the terms of the Senior Management Bonus Plan; and

2.4.5. at such time when such payments are otherwise due in accordance with the Retention Plans, the Buyer shall pay the retention payments required to be made under the Retention Plans in accordance with the terms thereof.

2.5. Sellers’ Representative.

2.5.1. Appointment. The Sellers hereby appoint American Achievement Holdings, LLC, as the Sellers’ Representative (the “Sellers’ Representative”) to act as the exclusive agent, proxy and attorney-in-fact for the Sellers for all purposes under this Agreement. Without limiting the generality of the foregoing, the Sellers’ Representative is authorized and empowered to:

2.5.1.1. take all actions on behalf of the Sellers in connection with any claims or disputes hereunder, to make, defend or settle such claims or disputes, and to make or receive and disburse payments in respect of such claims;

2.5.1.2. establish such reserves out of the Common Stock and Warrants Purchase Price as the Sellers’ Representative may determine prior to Closing, in its sole discretion, to be necessary and desirable in connection with the expenses and other costs to be borne by the Sellers hereunder; and

2.5.1.3. take all other actions to be taken by or on behalf of the Sellers and exercise any and all rights that the Sellers are permitted or required to do or exercise under this Agreement, including amending this Agreement.

2.5.2. Actions Binding. All decisions and actions by the Sellers’ Representative will be binding upon each of the Sellers and no Seller will have the right to object, dissent, protest or otherwise contest the same. All fees and expenses, and other liabilities and amounts incurred by the Sellers’ Representative, if incurred prior to the Closing, shall be considered Seller Transaction Expenses and, if incurred following the Closing, shall be paid by the Common Stock Sellers and Warrant Holder Sellers, in accordance with their respective Percentages. The Buyer will be able to rely conclusively on the written instructions of the Sellers’ Representative as to such decisions and actions taken by the Sellers’ Representative hereunder, all such communications shall be deemed to be made on behalf of any or all of the Sellers and the Buyer shall not be required to comply with any instructions or communications from any Seller even if such instruction or communication is contrary to the instruction or communication of the Sellers’ Representative.

2.5.3. Liability. The Sellers’ Representative will not be liable to the Sellers, any Target Company or any other Person for any action taken by it in good faith pursuant to this Agreement. The Sellers’ Representative is serving in that capacity solely for purposes of administrative convenience, and is not and shall not be personally liable in such capacity for any of the obligations of the Sellers hereunder, and the Buyer agrees that it will not assert claims against, or look to the personal assets of, the Sellers’ Representative, acting in such capacity, for the satisfaction of any obligations to be performed by the Sellers or the Company hereunder.

3. REPRESENTATIONS AND WARRANTIES OF THE COMPANY. Except as set forth on the Disclosure Schedule delivered by the Company to the Buyer prior to the execution of this Agreement (the “Disclosure Schedule”) (provided that each Disclosure Schedule shall only qualify the representations and warranties to which the relevance of such disclosure is reasonably apparent on the face of such item) the Company represents and warrants to the Buyer as follows:

3.1. Organization, Power and Authority. The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware, and has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as it is now conducted. The Company and each Subsidiary are duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the ownership, lease or operation of its properties makes such qualification necessary, except where such failure to be so duly licensed or qualified would not reasonably be expected to have a Material Adverse Effect. The Company has all requisite power and authority to execute and deliver this Agreement and the other Transaction Agreements to which it is or will be a party and to perform its obligations and the transactions hereunder and thereunder (collectively, the “Contemplated Transactions”). The execution, delivery and performance of this Agreement and each other Transaction Agreement to which the Company is or will be a party by the Company and the consummation by the Company of the Contemplated Transactions have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement, the Transaction Agreements to which the Company is or will be a party or to consummate the Contemplated Transactions. This Agreement and each other Transaction Agreement to which the Company is or will be a party has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery by the other parties hereto, is the legal valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization or other laws affecting creditors’ rights generally and general principles of equity (whether considered in a proceeding at law or in equity).

3.2. Capitalization of the Company and Subsidiaries.

3.2.1. The entire authorized capital stock (or, where applicable, other equity interests) of the Company, including all issued and outstanding shares of capital stock and shares held in treasury, is as set forth on Schedule 3.2.1. The Shares represent the only issued and outstanding shares of capital stock of the Company, have been duly authorized, validly issued, and are fully paid and non-assessable, were issued free of, and not in violation of, any preemptive rights, rights of first refusal, rights of first offer or similar rights, and are owned by the Sellers as indicated on Schedule I. The Sellers have delivered to the Buyer true, accurate and complete copies of the stock ledger of the Company which reflects all issuance, transfers, repurchases and cancellations of shares of the capital stock of the Company.

3.2.2. There is no Contractual Obligation pursuant to which any Target Company has granted any option, warrant, subscription, conversion or exchange right or other right or commitment to any Person to issue, sell, purchase or redeem, or cause to be issued, sold, purchased or redeemed, any securities of, or equity interests in the Company or any Target Company. There are no voting trusts, shareholder agreements, commitments, undertakings, understandings, proxies or other restrictions to which the Company or any other Target Company is a party which directly or indirectly restrict or limit in any manner, or otherwise relate to, the voting, sale or other disposition of any shares of capital stock of the Company or any other Target Company, other than as set forth on Schedule 3.2.2. No shares of capital stock or any other equity interest of the Company are reserved for issuance for any purpose.

3.2.3. The entire authorized capital stock of each of the Subsidiaries, including all issued and outstanding shares of capital stock, the record owner thereof, and shares held in treasury, is as set forth on Schedule 3.2.3. The Company or a Subsidiary of the Company is the record owner of all of the issued and outstanding equity interests of each of the Company’s Subsidiaries and holds such equity interests free and clear of all encumbrances except as are imposed by applicable securities laws or as disclosed on Schedule 3.2.3.

3.2.4. Schedule 3.2.4 sets forth a true and complete list of the name and jurisdiction of organization of each Subsidiary of the Company. Each Subsidiary listed on Schedule 3.2.4 is a corporation or other entity duly formed and validly existing under the laws of its jurisdiction of organization, has the power and authority to own, operate or lease the properties and assets now owned, operated or leased by such Subsidiary and to carry on its business in all material respects as currently conducted. Each Subsidiary listed on Schedule 3.2.4 is wholly-owned by the Company (either directly or indirectly by way of ownership through another Subsidiary listed on Schedule 3.2.4).

3.2.5. Schedule 3.2.5 sets forth a true and complete list of all of the Debt of the Target Companies, including, as of the date of this Agreement the outstanding amount of such Debt. None of the Debt of the Target Companies grants any third party the right to vote or consent (or is convertible into, or exchangeable for, securities having the right to vote or consent) on any matters related to the Contemplated Transactions.

3.2.6. As of the date hereof, (i) the aggregate “Series A Accreted Value” (as defined in the Company’s Charter) for all outstanding shares of Preferred Stock is equal to $33,260,875, and (ii) the aggregate amount of all accrued but unpaid dividends not previously added to the Series A Accreted Value (regardless of whether such dividends have been declared) for all outstanding shares of Preferred Stock is equal to $2,569,744.

3.3. Financial Information.

3.3.1. The Company has heretofore delivered to the Buyer true and complete copies of each of (i) the audited consolidated balance sheets of the Company as of August 31,

2012, August 27, 2011 and August 28, 2010 and the related statements of income, of cash flow and changes in stockholders’ equity for the fiscal years then ended, (ii) the Balance Sheet, and the related unaudited statements of income, cash flow and changes in stockholders’ equity for the nine months ended June 1, 2013 and (iii) the unaudited consolidated balance sheets of the Company as of August 31, 2013 and the related statements of income for the fiscal year then ended ((i), (ii) and (iii), collectively, the “Financial Statements”).

3.3.2. The Financial Statements (including the notes thereto) were, and the monthly financial statements to be delivered pursuant to Section 6.12 will be prepared in accordance with GAAP consistently applied throughout the periods specified therein, and the Financial Statements are, and the monthly financial statements to be delivered pursuant to Section 6.12 will be, correct and complete in all material respects and present or will present, as applicable, fairly, in all material respects, the consolidated financial position and results of operations of the Target Companies on the dates and for the periods specified therein, subject, in the case of the Financial Statements described in Section 3.3.1(ii) and (iii) and the monthly financial statements to be delivered pursuant to Section 6.12, to normal year-end adjustments (which adjustments are not expected to be material), and are and will be, as applicable, consistent with the books and records of the Target Companies. Since August 31, 2012 through the date of this Agreement, there has been no material change in the Company’s accounting methods or principles that would be required to be disclosed in the Company’s Financial Statements in accordance with GAAP, except as described in the notes to such Company Financial Statements.

3.3.3. No Target Company has had or incurred any liability or obligation (accrued, absolute, contingent or otherwise), except for (i) liabilities and obligations to the extent reflected or reserved against on the Balance Sheet, (ii) liabilities and obligations under Contractual Obligations (none of which relates to any breach or default of contract or claim thereof), (iii) fees and expenses incurred in connection with the Contemplated Transactions, or (iv) liabilities and obligations incurred in the Ordinary Course of Business since the Balance Sheet Date. The Target Companies have devised and maintain a system of internal accounting controls sufficient to provide reasonable assurances regarding the reliability of financial reporting and preparation of financial statements for external purposes in accordance with GAAP. Each of the Target Companies (i) has maintained its books and records in a manner that, in reasonable detail, accurately and fairly reflects the transactions and disposition of its assets, (ii) has not established or maintained any material fund or asset that has not been recorded in its books and records and (iii) has maintained a system of internal accounting controls sufficient to provide reasonable assurances that: (A) transactions are executed and access to assets is given only in accordance with management’s authorization, (B) transactions are recorded as necessary to permit preparation of periodic financial statements and to maintain accountability of corporate assets; and (C) recorded assets are compared with existing assets at reasonable intervals and appropriate action is taken with respect to any differences between recorded and actual assets.

3.4. Title to Assets. The Target Companies have good and marketable title to or, in the case of property held under lease, a valid right to use, all of the properties, rights and assets reflected on the Balance Sheet (collectively, the “Assets”), except for Assets which have been sold or otherwise disposed of in the Ordinary Course of Business since the Balance Sheet Date. The Assets (a) are not subject to any Lien (other than Permitted Liens), (b) represent, in all material respects, those properties, rights and assets that are required to conduct the Company’s and its respective Subsidiaries businesses in the Ordinary Course of Business and (c) are in reasonable operating condition and reasonably fit for the particular purposes, in all material respects, for which such Asset is used.

3.5. Permits, Compliance with Laws, etc. Each of the Target Companies holds and is in material compliance with all licenses, permits, franchises, grants, Governmental Orders, registrations, consents, approvals and other authorizations under any Legal Requirement or issued, granted or approved by any Governmental Authority (together with any renewals or modifications, the “Permits”) necessary to own, lease and operate its properties and to carry on its respective business, and there is no Action pending or, to the Knowledge of the Company, threatened regarding the suspension or cancellation of any such Permits except any such Action that is not material to the Target Companies taken as a whole. None of the Permits will lapse, terminate or expire as a result of the Contemplated Transactions. The Target Companies and the operations of the Business, conducted directly or indirectly by or on behalf of the Target Companies, are in compliance in all material respects with all applicable Legal Requirements, as well as the principles of the Kimberley Process, the World Diamond Council Voluntary System of Warranties and the Principles and Code of Practice of the Responsible Jewelry Council and any requirements established by any material customer of the Target Companies.

3.6. Non-Contravention, etc. The execution and delivery of this Agreement and the other Transaction Agreements to which the Company is or will be party does not or will not, and the consummation by the Company and its Subsidiaries of any of the Contemplated Transactions does not or will not constitute, result in or give rise to (a) a breach or violation of or a default under any provision of the Charter or By-laws of any Target Company, (b) a material breach, material modification or material violation of or under (or an event that, with notice or lapse of time or both, would become a default under), termination or cancellation or right to terminate, cancel, or modify any required payment under any provision of any Contractual Obligation of any Target Company, (c) the acceleration of the time for performance of any material obligation or payment under any such Contractual Obligation or (d) the imposition or creation of any material Lien upon or the forfeiture of any material asset, Intangible, or right of a Target Company (including any such asset or Intangible held under a lease or license).

3.7. Real Property. Schedule 3.7 sets forth a list of the real property owned by a Target Company (the “Owned Real Property”) or leased by a Target Company (the “Leased Real Property”), including the address and location thereof. With respect to the Leased Real Property listed on Schedule 3.7, the applicable Target Company is in occupancy of such property pursuant to the terms of the lease governing such interest. The Target Companies own or lease all such real properties as are necessary to the conduct of Business as presently conducted. The Company has heretofore made available to the Buyer true and complete copies of each lease relating the Leased Real Property listed on Schedule 3.7 and all amendments thereto. The Target Companies have good, valid and marketable title to the Owned Real Property and a valid leasehold interest in the Leased Real Property, in each case, free and clear of any Liens except for Permitted Liens. There are no outstanding options, rights of first offer, rights of first refusal, adverse claims or similar rights with respect to any Owned Real Property (or any portion thereof or interest therein). Each lease relating to the Leased Real Property is in full force and effect, and to the Knowledge of the Company, is enforceable against the landlord that is a party thereto in accordance with its terms. None of the Target Companies is in material breach of or material default under, or has received notice of any material breach of or default under, any such lease, and to the Knowledge of the Company, no other party under any such lease is in material breach of or material default under such lease. There is no Person (other than the Target Companies and any lessor(s) of leased real property) in possession of any Owned Real Property or Leased Real Property. There is no pending or, to Knowledge of the Company, threatened condemnation, eminent domain proceeding, appropriation or special assessment with respect to any of the Owned Real Property or Leased Real Property. Each facility included in the Owned Real Property and Leased Real Property (including all buildings, structures and improvements) is (a) structurally sound, in good operating condition and repair, subject to ordinary wear and tear, (b) is suitable in all material respects for its current use, operation and occupancy and (c) does not require repairs or alternations based on its current use and capacity which are material in nature or cost for its current use.

3.8. Litigation, etc. Other than as set forth on Schedule 3.8, there is no Action pending or, to the Knowledge of the Company, threatened against any Target Company or any of its respective properties that is material, individually or in the aggregate, to such Target Company, or that would reasonably be expected to have a material adverse effect on the ability of any Target Company to perform its obligations under this Agreement. No Target Company is subject to or in default of any Governmental Order specific to such Target Company. There is no pending investigation of any Target Company by any Governmental Authority as to which any Target Company has been duly served or given written notice or, to the Knowledge of the Company, threatened investigation of any Target Company by any Governmental Authority.

3.9. Intellectual Property Rights.

3.9.1. Owned Intangibles. Schedule 3.9.1 lists all material Intangibles that are owned by a Target Company. With respect to each Intangible listed on Schedule 3.9.1, (a) the applicable Target Company possesses all right, title and interest in and to such Intangible free and clear of any Lien, (b) such Intangible is not subject to any outstanding Governmental Order that materially limits its use or application, (c) no Action is pending or, to the Knowledge of the Company, threatened which challenges the validity, enforceability, use or ownership of such Intangible, (d) such Intangible is subsisting and unexpired, and, to the Knowledge of the Company, valid and enforceable, and (e) there is no license or other Contractual Obligation under which a Target Company is a licensor with respect to, or has granted any Person any right in or use, any such Intangible.

3.9.2. Licensed Intangibles. Schedule 3.9.2 lists all material Intangibles not owned by a Target Company that are used in the Business, other than commercially available computer software programs licensed under “shrink wrap” or other comparable standard form non-exclusive licenses, and lists each license or other Contractual Obligation under which any such material Patents, Trademarks, Copyrights and Software is used by a Target Company

(collectively, for purposes of this Section 3.9, the “Licenses”). Except for such exceptions as have not had and would not reasonably be expected to have a Material Adverse Effect, (a) with respect to each License, neither the Target Companies nor, to the Knowledge of the Company, any other party thereto, is in breach or default thereof, and (b) to the Knowledge of the Company, the Intangibles underlying each License are not subject to any outstanding Governmental Order or Action that materially limits their use or application. No Target Company has received notice of any breach or default under any License.

3.9.3. Right to Use Intangibles. The Target Companies own, or have the right to use pursuant to a valid license, all material Intangibles necessary for the operation of the Business. The Target Companies have taken commercially reasonable steps necessary to establish, perfect, and defend their ownership or rights of use in their material Intangibles, including: (i) using appropriate patent, trademark and copyright designations on products and in marketing materials; (ii) complying with the license terms applicable to Intangibles licensed from third parties; and (iii) taking reasonable steps to protect trade secret information, including requiring a non-disclosure agreement before trade secret information is disclosed to a third party. The Target Companies have complied with all internal and posted policies, applicable statutes, regulations, orders, and other Legal Requirements relating to data and system security, privacy and the fair and proper use of personally identifiable information, except when failure to do so would not reasonably be expected to have a Material Adverse Effect, and there have been no material breaches, outages or violations of Target Companies’ systems and Software. No trade secret and no personally identifiable information in the possession, custody or control of the Companies or any Subsidiary has been lost, stolen, or improperly disclosed, except as would not reasonably be expected to have a Material Adverse Effect.

3.9.4. No Infringement. (a) To the Knowledge of the Company, the operation of the Business as presently conducted does not infringe or misappropriate the Intangibles of any third party, (b) no Target Company has, within the past three (3) years, received a notice (including any cease and desist letters or invitations to take a license) that the conduct of the Business infringes upon or misappropriates the Intangibles of any third party and (c) to the Knowledge of the Company, the Intangibles owned or licensed by the Target Companies have not been infringed upon or misappropriated by any third party.

3.10. Contracts, etc. Set forth on Schedule 3.10 is a true and complete list of all of the following Contractual Obligations of any of the Target Companies (collectively, together with the Contractual Obligations listed on Schedules 3.9.1 and 3.9.2, the “Contracts”) as of the date hereof:

3.10.1. all Contractual Obligations under which a Target Company has or will have after the Closing any liability or obligation to or for the benefit of any Seller or any Affiliate of any Seller (other than another Target Company) or under which any Seller or any Affiliate of any Seller (other than another Target Company) has or will have after the Closing any liability or obligation to or for the benefit of a Target Company;

3.10.2. all Contractual Obligations under which the Target Companies have any liability or obligation for any Debt or which constitute a Guarantee of any liability or obligation of any Person having a value of at least $500,000;

3.10.3. all Contractual Obligations (i) for the purchase by any Target Company of materials, supplies, products or services, including shipping and freight, including subcontractor agreements for the provision of manufacturing, (ii) for the sale or provision by any Target Company of products or services, in each case of clauses (i) and (ii) under which the amount that would reasonably be expected to be paid by such Target Company exceeds $500,000 annually, and (iii) to the extent not included in clause (ii), with Key Customers and Key Suppliers;

3.10.4. all Contractual Obligations under which the Target Companies are or may become obligated to pay any amount in respect of deferred or conditional purchase price (other than ordinary trade terms) or purchase price adjustment, “earn-out” or post-closing indemnification payment, in connection with any (i) acquisition or disposition of any material assets or properties or any securities, (ii) merger, consolidation or other business combination, or (iii) series or group of related transactions or events of a type specified in clauses (i) and (ii); and any Contractual Obligation related to a transaction of a type specified in clauses (i) or (ii) that has not been consummated;

3.10.5. any limited liability company agreement, joint venture or other similar agreement or arrangement with a Person other than a Subsidiary relating to the formation, creation, operation, management or control of any partnership or joint venture;

3.10.6. any Contractual Obligation (other than one required to be disclosed under another subsection of this Section 3.10) which by its terms provides for payments by the Target Companies of more than $250,000 in the aggregate;

3.10.7. any Contractual Obligation under which any executive officer of the Target Companies is entitled to severance payments or severance benefits or other extraordinary payment, that would become payable by reason of this Agreement or the Contemplated Transactions;

3.10.8. any collective bargaining agreement or other Contractual Obligation with any labor union; and

3.10.9. all Contractual Obligations which materially limit the ability of a Target Company to compete in any business line or any geographic area;

3.10.10. any Contractual Obligation containing any “change of control” or similar provision that may be triggered by the Contemplated Transactions;

3.10.11. any Contractual Obligation involving a commitment by any Target Company to make capital expenditures or make an investment in any Person in excess of $250,000;

3.10.12. any Contractual Obligation to sell or otherwise dispose of any assets having a fair market value in excess of $250,000;

3.10.13. any settlement agreement arising out of any claim asserted by a Person providing for aggregate payments, in the case of any such agreement entered into with a Person other than a Governmental Authority, in excess of $100,000;

3.10.14. any Contractual Obligation with a Governmental Authority or rebate program exceeding $250,000 in the aggregate over the remaining term of such Contractual Obligation;

3.10.15. any Contractual Obligation with any material sales representative or employee;

3.10.16. any Contractual Obligation (a) containing a “standstill” provision or that otherwise restricts the ability of any Target Company to purchase or acquire securities of another Person and (b) that would require any Target Company to purchase any securities of another Person or sell securities any Target company holds of another Person; and

3.10.17. any outstanding written commitment to enter into any Contractual Obligation of the type described in subsection (1) through (16) of this Section 3.10.

The Company has heretofore made available to the Buyer a true and complete copy of each of the Contracts, or a narrative description of those Contracts that are not in writing. Each Contract is the legal, valid and binding obligation of the applicable Target Company, enforceable against such Target Company in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization or other laws affecting creditors’ rights generally and general principles of equity (whether considered in a proceeding at law or in equity). No material breach or default by the applicable Target Company under any Contract has occurred or is continuing, and no event has occurred which with notice or lapse of time would constitute such a breach or default. To the Knowledge of the Company, no breach or default by any other Person under any Contract has occurred and is continuing, and no event has occurred which with notice or lapse of time would constitute such a breach or default.

3.11. Change in Condition.

3.11.1. From and after the Balance Sheet Date to and including the date hereof, the Company has conducted the Business only in the Ordinary Course of Business. Without limiting the generality of the foregoing, since the Balance Sheet Date to and including the date hereof, no Target Company has:

3.11.1.1. entered into any transaction with any Affiliate (other than another Target Company), or made any Distribution/Payment;

3.11.1.2. incurred, assumed, guaranteed or discharged any Debt, claim, commitment, obligation or liability, absolute, accrued, contingent or otherwise, whether due or to become due, except for Debt incurred in the Ordinary Course of Business that does not exceed $250,000 in the aggregate;

3.11.1.3. created or suffered the imposition of any Lien upon the assets or Intangible of the Target Companies, except for Permitted Liens;

3.11.1.4. terminated, cancelled, materially modified or received any notice of termination of any Contract (except any termination in accordance with the terms of such Contract);

3.11.1.5. (a) sold, leased to others, licensed, assigned, allowed to lapse or expire or otherwise disposed of any of its Assets or Intangibles other than in the Ordinary Course of Business, (b) entered into any Contractual Obligation relating to (i) the purchase of material assets or Intangibles or (ii) any merger, consolidation or other business combination, (c) cancelled or compromised any Debt payable to the Company or claim of the Company (other than compromises of accounts receivable in the Ordinary Course of Business), (d) waived or released any right of material value or (e) instituted, settled or agreed to settle any Action or related Action in excess of $100,000;

3.11.1.6. (a) made any increase in the rate of Compensation or level of employee benefits of any director, officer or employee of a Target Company, except for changes in the Ordinary Course of Business, or (b) paid or agreed to pay any Compensation in connection with the Contemplated Transactions;

3.11.1.7. made any change in its methods of accounting or accounting practices other than as required by GAAP;

3.11.1.8. made capital expenditure or entered into any commitments therefore except in the Ordinary Course of Business or set forth on Schedule 3.11.1.8;

3.11.1.9. entered into or adopted a plan or agreement of complete or partial liquidation, dissolution, consolidation, reorganization, restructuring or recapitalization or entered into any new, or discontinued any existing, line of business;

3.11.1.10. entered into any Contractual Obligation with any sales representative except in the Ordinary Course of Business;

3.11.1.11. entered into any Contractual Obligation to do any of the things referred to in clauses 3.11.1 through 3.11.10 above; or

3.11.1.12. suffered any material damage, destruction or loss (whether or not covered by insurance) to any of its assets, whether tangible or intangible.

3.11.2. Since August 31, 2012 to and including the date hereof, there has not occurred any Material Adverse Effect.

3.12. Insurance. Set forth on Schedule 3.12 is a list of all liability (including public liability, products liability and automobile liability), workers’ compensation, property, casualty, directors and officers, errors and omissions and other insurance policies which the Target Companies maintain as of the date hereof (collectively, the “Insurance Policies”). All premiums due and payable for the Insurance Policies have been timely paid, the Insurance Policies are in full force and effect and to the Knowledge of the Company there has been no threatened termination of any such policy. No notice of cancellation or non-renewal or any Insurance Policy has been received by any Target Company, and there is no claim under any Insurance Policy as to which coverage has been denied, materially modified or disputed by the underwriters or issuers thereof. None of the Target Companies has failed to present or give any notice with respect to any material claim under any Insurance Policy in a due and timely fashion.

3.13. Taxes.

3.13.1. All income and other material Tax Returns that are required to have been filed by or with respect to any of the Target Companies have been duly and timely filed, and all such Tax Returns are complete and accurate in all material respects. All Taxes due and payable by any of the Target Companies, whether or not shown on any Tax Return, have been paid in full, except to the extent that such Taxes are being contested in good faith and adequate reserves have been established on the Balance Sheet in accordance with GAAP, and for Taxes not yet due and payable, the Target Companies shall have made adequate provision for such Taxes on the Balance Sheet in accordance with GAAP. All material amounts of Taxes required to have been withheld or collected by or with respect to the Target Companies have been or will be timely withheld and collected, and remitted to the applicable taxing authority (and all related reporting and recordkeeping requirements have been or will be complied with in all material respects).

3.13.2. No Tax Return or Tax due from or with respect to any of the Target Companies (for a period with respect to which the statute of limitations period has not expired) has been the subject of examination or audit by the Internal Revenue Service (“IRS”) or the appropriate state, local or foreign taxing authority, and no such examination or audit is currently in progress. No deficiency or assessment of Tax has been asserted or proposed in writing against any of the Target Companies by any taxing authority, which remains unresolved or unpaid. No Target Company has received a claim in writing from any Governmental Authority in a jurisdiction where it does not file a Tax Return that it is or may be subject to Tax in such jurisdiction. No closing agreement pursuant to Section 7121 of the Code (or any similar provision of state, local or foreign law) has been entered into by or with respect to any of the Target companies. No private letter ruling or revenue agent report or any similar ruling or report has been received by or with respect to any of the Target Companies. No power of attorney granted by or with respect to any of the Target Companies relating to Taxes is currently in force.

3.13.3. There are no Liens for Taxes on any of the assets of the Target Companies, other than for current Taxes not yet due and payable or the validity of which are being contested in good faith and which are fully reserved on the Balance Sheet in accordance with GAAP.

3.13.4. No Target Company will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing as a result of any (1) adjustment pursuant to Section 481 of the Code, the regulations thereunder or any similar provision under state, local or foreign law, for a taxable period ending on or before the Closing, (2) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign law) executed on or prior to the Closing, (3) installment sale or open transaction disposition made on or prior to the Closing, (4) change in method of accounting for a taxable period ending on or prior to the Closing Date, (5) intercompany transactions or any excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or foreign law), (6) prepaid amount received on or prior to the Closing Date, or (7) any election made under Section 108(i) of the Code.

3.13.5. No waivers of statutes of limitations (other than waivers no longer in force), have been given with respect to any Taxes of any of the Target Companies, and no Target Company is currently a party to any agreement extending the time with respect to a Tax assessment or deficiency.

3.13.6. None of the Target Companies (i) is or has ever been a member of an affiliated group of corporations filing a consolidated federal income Tax Return (other than the consolidated group to which they are currently members and the common parent of which is the Company), (ii) has any liability for the Taxes of any Person, other than other Target Companies, under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local, or foreign law), as a transferee or successor or by contract, or (iii) is a party to, or bound by, or has any obligation or liability under any Tax sharing, indemnification or allocation agreement (other than any agreements that were entered into in the Ordinary Course of Business and are not principally related to Taxes).

3.13.7. No Target Company has participated in any “listed transaction” within the meaning of Treasury regulation 1.6011-4. No Target Company has been a “distributing corporation” or a “controlled corporation” in a distribution of stock that was intended to qualify for tax-free treatment under Section 355 of the Code within the previous two years. No Target Company has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

3.14. Employee Benefit Plans.

3.14.1. Disclosure. Set forth on Schedule 3.14.1 is a list of all material Employee Plans. True and complete copies of each such plan have been provided to Buyer (and to the extent no such copy exists, an accurate description thereof) and, to the extent applicable (i) any related trust agreement or other funding instrument; (ii) the most recent determination letter; (iii) any summary plan description, summary of material modification and other written communications to any current or former employee, director or independent contractor of the Target Companies concerning the extent of the benefits provided under an Employee Plan; (iv) the most recent (A) Form 5500 and attached schedules; (B) audited financial statements and (C)

actuarial valuation reports; and (v) copies of any 280G calculations prepared (whether or not final) with respect to any current or former employee, director or independent contractor of the Target Companies in connection with the transactions contemplated by this Agreement.

3.14.2. Pension Plans. With respect to each Employee Plan that is subject to Title IV or Section 302 of ERISA or Section 412 or 4971 of the Code: (i) no Employee Plan has failed to satisfy the minimum funding standard (within the meaning of Sections 412 and 430 of the Code or Section 302 of ERISA) applicable to such Employee Plan, whether or not waived and no application for a waiver of the minimum funding standard with respect to any Employee Plan has been submitted; (ii) no reportable event within the meaning of Section 4043(c) of ERISA for which the 30-day notice requirement has not been waived has occurred; (iii) no liability (other than for premiums to the Pension Benefit Guaranty Corporation (the “PBGC”)) under Title IV of ERISA has been or is expected to be incurred by the Target Companies or any ERISA Affiliate; (iv) the PBGC has not instituted proceedings to terminate any such plan or made any inquiry which would reasonably be expected to lead to termination of any such plan; (v) neither the Target Companies nor any of their ERISA Affiliates have engaged in any transaction described in Section 4069 or Section 4204 of ERISA; and (vi) no Employee Plan is, or is reasonably expected to become, in “at-risk” status (as defined in Section 303(i)(4) of ERISA or Section 430(i)(4) of the Code).

3.14.3. Employee Plan Qualification; Employee Plan Administration; Certain Taxes and Penalties. (a) Each Employee Plan that is intended to be qualified under Section 401(a) of the Code and each trust established in connection with any Employee Plan which is intended to be exempt from federal income taxation under Section 501(a) of the Code has (i) received a favorable determination or opinion letter from the IRS as to its qualification and (ii) to the Knowledge of the Company, nothing has occurred, whether by action or failure to act, that could reasonably be expected to cause the loss of such qualification, (b) each Employee Plan, including any associated trust or fund, has been established and administered in material compliance with its terms and applicable Legal Requirements, (c) nothing has occurred with respect to any Employee Plan that has subjected or could subject the Target Companies to a material liability under Section 409 or Section 502 of ERISA or Chapter 43 of Subtitle D of the Code, (d) no event has occurred and no condition exists that would subject the Target Companies, either directly or indirectly by reason of their affiliation with any ERISA Affiliate, to any material Tax, fine, Lien or other liability imposed by applicable Legal Requirements, and (e) there is no present intention of the Company or any of its Subsidiaries that any Employee Plan be materially amended, suspended or terminated, or otherwise modified to adversely change benefits (or the levels thereof) under Employee Plan within the twelve (12) months immediately following the date hereof.

3.14.4. All Contributions and Claims and Premiums Paid. With respect to any Employee Plan, (a) all required contributions, assessments and premium payments required to be made by the Company on account of each such Employee Plan have been made, except such failures to contribute or pay as would not reasonably be likely to result in material liability to the Company, (b) there are no existing (or, to the Knowledge of the Company, threatened) Actions, claims or other controversies relating to or otherwise in connection with such Employee Plan, assets thereof, or fiduciaries or parties-in-interest, as defined under ERISA, other than routine claims for information or benefits in the normal course, and no facts or circumstances exist that could reasonably be expected to give rise to any such Actions, claims or other controversies, and (c) no administrative investigation, audit or other administrative proceeding by the Department of Labor, the IRS or other Governmental Authority is pending, is in progress, or to the Knowledge of the Company, is threatened.

3.14.5. Retiree Benefits; Certain Welfare Plans. Other than as required under Section 601 et seq. of ERISA, no Employee Plan that is a Welfare Plan provides for medical or dental benefits or coverage following retirement or other termination of employment.

3.14.6. Certain Potential Liabilities. No event has occurred from which a material liability could arise under the “prohibited transaction” rules (as defined in Section 406 of ERISA and Section 4975 of the Code) has occurred with respect to any Employee Plan) and no “fiduciary” (as defined in ERISA Section 3(21)) has any material liability for any breach of fiduciary duty or any other failure to act or comply in connection with the administration or investment of the assets of any Employee Plan. With respect to any “multiemployer plan,” as such term is defined in ERISA, to which the Target Companies or any ERISA Affiliate has any liability or contributes (or at any time within the past six (6) years contributed or had an obligation to contribute): (i) none of the Target Companies or any of their ERISA Affiliates have incurred any withdrawal liability under Title IV of ERISA which remains unsatisfied or would be subject to such liability if, as of the Closing Date, the Target Companies or any ERISA Affiliate were to engage in a complete withdrawal (as defined in Section 4203 of ERISA) or partial withdrawal (as defined in Section 4205 of ERISA) from any such multiemployer plan and (ii) no such multiemployer plan is in reorganization or insolvent (as those terms are defined in Sections 4241 and 4245 of ERISA, respectively). Each Employee Plan or Contractual Obligation that is a non-qualified deferred compensation plan or arrangement subject to Section 409A of the Code, since January 1, 2009, has been operated and administered in good faith compliance with Section 409A of the Code and applicable IRS regulations and Treasury Department guidance.

3.14.7. No Employee Plan exists that, as a result of the execution of this Agreement or the Contemplated Transactions (whether alone or in connection with any subsequent event(s)) could reasonably be expected to: (a) entitle any employee, director, officer or independent contractor of the Target Companies to severance pay or any other payment or benefit, (b) accelerate the time of payment or vesting, or increase the amount of compensation or benefit due to any employee, director, officer or independent contractor, (c) directly or indirectly cause the Company to transfer or set aside any assets to fund any benefits under any Employee Plan, (d) otherwise give rise to any material liability under any Employee Plan, (e) limit or restrict the right to amend, terminate or transfer the assets of any Employee Plan on or following the Closing Date or (f) result in any payment or benefit that would constitute an “excess parachute payment” (as such term is defined in Section 280G(b)(1) of the Code) to any current or former employee, director, officer or independent contractor of the Target Companies. In addition, each participant in the Retention Plans and the Cash Incentive Plan has been advised that the payments due thereunder shall not be paid until the earlier of 105 days following the Closing Date and December 31, 2014.

3.14.8. Schedule 1.2.13 sets forth true and complete calculations of the payments to be made in connection with the Closing of the Contemplated Transactions relating to the Cash Incentive Plan.

3.14.9. Except as set forth on Schedule 3.14.9, no Employee Plan is maintained outside the jurisdiction of the United States, or covers any employees residing or working outside of the United States (any such Employee Plan set forth on Schedule 3.14.9, a “Foreign Benefit Plan”). Each Employee Plan which, under the Laws of any jurisdiction outside of the United States, is required to be registered or approved by any Governmental Authority, has been so registered and approved and, to the Knowledge of the Company, has been maintained in good standing with applicable requirements of the Governmental Authorities, and if intended to qualify for special Tax treatment, to the Knowledge of the Company, there are no existing circumstances or events that have occurred that could reasonably be expected to affect adversely the special Tax treatment with respect to such Foreign Benefit Plans.

3.15. Environmental Matters.

3.15.1. There are no Environmental Claims pending or, to the Knowledge of the Company, threatened, against a Target Company. There have been no releases of Hazardous Substance in quantities that could reasonably trigger the need for investigation and/or remediation costs pursuant to Environmental Laws on or from any property currently or previously occupied or operated by any Target Company. The Target Companies and the Business are in compliance with all Environmental Laws, except for violations that would not reasonably be expected to have a Material Adverse Effect. None of the Target Companies has received any written notice of any Action relating to the exposure to asbestos or asbestos containing materials. True and correct copies of all written reports, audits and assessments, in the possession or control of the Target Companies relating to Environmental Conditions in, on, or about any current or former properties or relating to compliance with Environmental Laws have been made available to the Buyer.

3.16. Labor Relations. Except as set forth on Schedule 3.16, none of the employees of the Target Companies are represented by a labor union, and, to the Knowledge of the Company, no petition has been filed, nor has any proceeding been instituted by any employee or group of employees with any labor relations board or commission seeking recognition of a collective bargaining representative. To the Knowledge of the Company, (a) there is no organizational effort currently being made or threatened by or on behalf of any labor union to organize any employees of the Target Companies, and (b) no demand for recognition of any employees of the Target Companies has been made by or on behalf of any labor organization. There is no pending or, to the Knowledge of the Company, threatened employee strike, work stoppage, lockout or material labor dispute with respect to any employees of the Target Companies, nor has there been any such threat or activity in the previous three (3) years. The Target Companies are in material compliance with all applicable Legal Requirements respecting employment and employment practices, terms and conditions of employment, including but not limited to wages and hours and the classification of employees and independent contractors, the provision of meal and rest breaks, and are not in any material respect engaged in any unfair labor practice as defined in the

National Labor Relations Act or similar applicable Legal Requirement. No Target Company has incurred any material liability arising from the misclassification of employees as consultants or independent contractors, and/or from the misclassification of employees as exempt from the requirements of the Fair Labor Standards Act or state law equivalents. No Target Company is a defendant in any Action or union grievance by or on behalf of any employee, prospective employee, former employee, labor organization or other representative of any of the Target Companies’ employees that is pending or, to the Knowledge of the Company, threatened which, if adversely decided, may reasonably, individually or in the aggregate, create liability in excess of $100,000, and no such Action or union grievance has been pending or resolved in any way in the previous three years. No Target Company is a party to, or otherwise bound by, any consent decree with, or citation by, any Governmental Authority relating to employees or employment practices. The Target Companies are in material compliance with all employment agreements, consulting and other service Contractual Obligations, written employee and human resources personnel policies (to the extent they contain enforceable obligations), handbooks and manuals, and severance and separation agreements. No Target Company has, since January 1, 2010, taken any action that would constitute a “Mass Layoff” or “Plant Closing” within the meaning of the Worker Adjustment Retraining and Notification Act (the “WARN Act”) or would otherwise trigger notice requirements or liability under any plant closing notice law without complying in all material respects with the applicable requirements under the WARN Act or such other applicable plant closing notice law.

3.17. Suppliers. Schedule 3.17 sets forth a true and complete list of the top ten suppliers and top five shipping and freight suppliers of the Target Companies (based on the expenditure to such supplier during the 12-month periods ended August 31, 2011, 2012 and 2013) (the “Key Suppliers”) and the aggregated expenditure with each such Key Supplier for each of such 12-month periods. No supplier that accounted for more than five percent (5%) of the Target Companies’ expenditures during the 12-month period ended August 31, 2013: (a) has cancelled or otherwise terminated any Contractual Obligation with any Target Company prior to the expiration of the contract term, (b) has materially modified the terms of any Contractual Obligation with any Target Company since August 31, 2012 and (c) to the Knowledge of the Company, has threatened, or indicated its intention, to cancel or otherwise terminate its relationship with any Target Company or to reduce substantially its sale to any Target Company of any products, equipment, goods or services. No Target Company has (i) breached, in any material respect, any Contractual Obligation with or (ii) engaged in any fraudulent conduct with respect to, any such supplier of any Target Company. To the Knowledge of the Company, each supplier of the Target Companies is in compliance in all material respects with applicable Legal Requirements.

3.18. Customers.

3.18.1. Schedule 3.18.1 sets forth a true and complete list of the top ten customers of the Target Companies (based on the revenue from such customer during the 12-month period ended August 31, 2011, 2012 and 2013) (the “Key Customers”). No customer that accounted for more than five percent (5%) of the Company’s consolidated revenues during the 12-month period ended August 31, 2013: (a) has cancelled or otherwise terminated any

Contractual Obligation with any Target Company prior to the expiration of the contract term, (b) has returned, or to the Knowledge of the Company, threatened to return, a substantial amount of any of the products, goods and services purchased from any Target Company, (c) has materially modified the terms of any Contractual Obligation with any Target Company since August 31, 2012 or (d) to the Knowledge of the Company, has threatened, or indicated its intention, to cancel or otherwise terminate its relationship with any Target Company or to reduce substantially its purchase from any Target Company of any products, goods or services. No Target Company has directly or indirectly, including through a subcontractor, (i) breached, in any material respect, any Contractual Obligation with or (ii) engaged in any fraudulent conduct with respect to, any such customer of any Target Company.

3.18.2. Schedule 3.18.2 sets forth the yearbook renewal rates for the Target Companies for the school years ending June 30, 2011, 2012, and 2013.

3.19. Brokers, etc. No broker, finder, investment bank or similar agent is entitled to any brokerage or finder’s fee in connection with the Contemplated Transactions based upon agreements or arrangements made by or on behalf of the Company or any of its Affiliates.

3.20. No Governmental Consent or Approval Required. No authorization, consent, approval, permit, waiver, registration, qualification, recording or other order of, declaration to, or filing with, any Governmental Authority by or on behalf of a Target Company is required for or in connection with the authorization, execution, delivery and performance by the Company of its obligations under this Agreement, except as set forth on Schedule 3.20.

3.21. Affiliate Matters. No Affiliate of the Company other than a Target Company owns any asset used in, or necessary to, the Business. None of the Target Companies is a party to any Contractual Obligation with (a) any of its directors or officers or (b) any holder of equity in a Target Company or any Affiliate of such holder of equity in a Target Company other than the Target Companies.

3.22. FCPA.

3.22.1. Each of the Target Companies (including any of their respective officers, directors, agents, Intermediaries, employees or other Persons acting on their behalf) has not, and to the Knowledge of the Company, their distributors and suppliers have not, directly or indirectly violated or taken any act in furtherance of violating any provision of the U.S. Foreign Corrupt Practices Act of 1977 (as amended), the U.K. Bribery Act 2010 or any other anticorruption or anti-bribery Legal Requirement applicable to such Target Company in any material respect. None of the Target Companies (including any of their respective officers, directors, agents, Intermediaries, employees or other Persons acting on their behalf) has, nor to the Knowledge of their Company have their distributors or suppliers, directly or indirectly taken any act in furtherance of an offer, payment, promise to pay, authorization or ratification of any gift, bribe, rebate, loan, payoff, kickback, money or anything of value provided to any Government Official for the purpose of inducing such Government Official to do any act or make any decision in an official capacity, including a decision to fail to perform an official function; to use his or her or its influence with a Governmental Authority in order to affect any act or decision of such Governmental Authority for the purpose of assisting any Person to obtain or retain any business; or to facilitate efforts of any Person to transact business or for any other improper purpose. (“Government Official” means any (a) officer or employee of a Governmental Authority, which for purposes of this provision also includes any instrumentality thereof and any state-owned or state-controlled enterprise, or of a public international organization, (b) holder of public office, candidate for public office, political party or official of a political party or (c) any Person acting for or on behalf of any such Governmental Authority or instrumentality thereof).

3.22.2. Each Target Company has advised its respective officers, employees, directors and Intermediaries of the U.S. Foreign Corrupt Practices Act of 1977 (as amended), the U.K. Bribery Act 2010 or any other anticorruption or anti-bribery Legal Requirement applicable to such Target Company.

3.23. Trade Compliance. None of the Target Companies (including any of their respective officers, directors, agents, Intermediaries, employees or other Persons acting on their behalf) directly, and to the Knowledge of the Company, none of their distributors and suppliers directly, and to the Knowledge of the Company, none of the Target Companies (including any of their respective officers, directors, agents, Intermediaries, employees, distributors and suppliers or other Persons acting on their behalf) indirectly: (i) transacts, deals or associates with or provides support to any Person named, as the date hereof, on the List of Specially Designated Nationals and Blocked Persons maintained by the U.S. Office of Foreign Assets Control (“OFAC”), including but not limited to any Person listed, as of the date hereof, in the annex to Executive Order No. 13224 (2001) issued by the President of the U.S. (Executive Order Blocking Property and Prohibiting Transactions with Persons Who Commit, Threaten to Commit, or Support Terrorism), or to the Knowledge of the Company, to any Person owned or controlled by a Person, as of the date hereof, on the List of Specially Designated Nationals and Blocked Persons; (ii) transacts, deals or associates with or provides support to the Government of Iran, Cuba, Syria or Sudan, or any Person owned or controlled by such government; (iii) has a relationship with any terrorist organization or any entity designated by the U.S. as a Foreign Terrorist Organization or a Transnational Criminal Organization; (iv) is subject to any U.S. sanctions administered by OFAC or the U.S. Department of State or Commerce, including but not limited to being on the list of Specially Designated Nationals and Blocked Persons maintained by OFAC, being on the Denied Persons List maintained by the U.S. Department of Commerce or being subject to any sanctions imposed under the Iran Sanctions Act of 1996 as amended (“ISA”); (v) engages in any business with any Person with whom, or in any country in which, it is prohibited for a U.S. Person to engage under applicable law or under applicable U.S. sanctions administered by OFAC; (vi) engages in any transaction or transactions that would constitute grounds for imposing sanctions under ISA; (vii) engages in any exportation or reexportation of goods, software or technology that is prohibited under the Export Administration Regulations administered by the U.S. Department of Commerce or the International Traffic in Arms Regulations administered by the U.S. Department of State; or (viii) has violated at any time in the last five years, or currently is violating, any sanctions or other trade compliance Legal Requirements applicable to the Target Company.

3.24. Conflict Minerals.

3.24.1. No Conflict Minerals are necessary to the functionality or production of or are or have been used in the production of any product manufactured or contracted to be manufactured by the Target Companies, or currently proposed to be manufactured by any Target Company or on its behalf in the future.

3.24.2. The Company has established and undertaken an audit process to confirm that no Conflict Minerals are used in the production of any product manufactured or contracted to be manufactured by any Target Company.

3.25. Warranties; Products. Schedule 3.25 sets forth a description of all product or service warranties and guarantees, other than those standard limited service warranties or guarantees provided in the Ordinary Course of Business, given by any Target Company for the period after January 1, 2010 to any customer. There are no material claims, individually or in the aggregate, against any Target Company for warranty claims or other compensation or penalties by reason of production or distribution errors, alleged undershipments, defective products or otherwise (including the real metal composition of rings). No outstanding purchase order or commitment of any Target Company presently is materially in excess of the normal, ordinary and usual requirements of the Business. There is no outstanding bid, proposal, proposed Contractual Obligation or unfilled order that would, if accepted, have a Material Adverse Effect. Other than warranty claims made in the Ordinary Course of Business, there have been no material product warranty claims made against any Target Company in the past two years. Each of the products developed, sold or distributed by the Target Companies has been labeled in accordance with all Legal Requirements and the Target Companies have no liability arising out of any injury to any Person as a result of ownership, possession or use of any products sold, distributed or delivered by any Target Company.

3.26. Sales Representatives. To the Knowledge of the Company, no material disagreement exists between the any Target Company, on the one hand, and any sales representative, on the other hand. Schedule 3.26 sets forth a complete and accurate list of the sale representatives of the Target Companies as of the date of this Agreement (the “Principal Sales Representatives”). Since August 31, 2012, no Target Company has received any notice from any Principal Sales Representative indicating an intention to or to the Knowledge of the Company no Principal Sale Representative intends to (a) cease doing business with any Target Company or (b) change, in a manner materially adverse to the Target Companies, the relationship of such Person with the Target Companies.

3.27. Bonus Payments. The aggregate amount of the payments required to be made under the Retention Plans are equal to $6,000,980. The aggregate 2014 Senior

Management Bonus Amount required to be paid is equal to $1,186,134. Except as set forth in this Section 3.27, the Company is not obligated to pay any other retention payments or any bonus amounts with respect to fiscal year 2014.

4. REPRESENTATIONS AND WARRANTIES OF EACH SELLER. Each Seller, solely for himself, herself or itself (on a several, and not joint and several, basis), represents and warrants to the Buyer as follows:

4.1. Power, Standing and Authority. Such Seller has all requisite power and authority and full legal capacity to execute and deliver this Agreement and the other Transaction Agreements to which it is or will be a party and perform its obligations hereunder and thereunder (including all right, power, capacity and authority to sell, transfer and convey the Shares or Warrants as provided by this Agreement, subject to applicable federal and state securities law restrictions). The execution, delivery and performance of this agreement and each other Transaction Agreement to which such Seller is or will be a party by such Seller (whether or not such Seller is a natural person) and the consummation by such Seller of the Contemplated Transactions have been duly and validly authorized by all necessary corporate or business entity actions, and no other corporate or business entity proceedings on the part of such Seller are necessary to authorize this Agreement or to consummate the Contemplated Transactions. This Agreement and each other Transaction Agreement to which such Seller is or will be a party has been duly executed and delivered by such Seller and, assuming the due authorization, execution and delivery by the other parties hereto, is the legal valid and binding obligation of such Seller, enforceable against such Seller in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization or other laws affecting creditors’ rights generally and general principles of equity (whether considered in a proceeding at law or in equity).

4.2. Non-Contravention, etc. Neither the execution and delivery of this Agreement or the other Transaction Agreements to which it is or will be a party by the Seller, nor the consummation by the Seller of the Contemplated Transactions, does, nor will it, constitute or give rise to a material breach or a material default under any Contractual Obligation or (if applicable), a breach or violation of or default under the Charter or By-laws of the Seller, a breach or violation of any Legal Requirement applicable to the Seller or result (with or without notice or lapse of time or both) in the creation of any Lien on any Shares or Warrants. No approval, consent, waiver, authorization or other order of, and no declaration, filing, registration, qualification or recording with, any Governmental Authority is required to be obtained or made by or on behalf of the Seller in connection with the execution, delivery and performance of this Agreement by the Seller or performance of its obligations under this Agreement, except where failure to obtain such approval, consent, waiver, authorization or other order, or to make such declaration, filing, registration, qualification or recording, would not adversely affect the Seller’s ability to consummate the Closing hereunder in accordance with the terms and conditions of this Agreement and each other Transaction Agreement to which the Seller is or will be a party and would not prevent the Seller from performing in all material respects any of its other obligations under this Agreement and each other Transaction Agreement to which such Seller is or will be a party.

4.3. Ownership of Shares and Warrants. Such Seller is (and on the Closing Date will be) the sole record owner of the number of Shares or Warrants as set forth opposite his, her or its name on Schedule I. On the Closing Date, such Seller shall transfer to the Buyer good title to such Shares or Warrants, free and clear of all Liens.

4.4. Litigation. As of the date hereof, there is no Action pending or threatened in writing (a) against any Seller or any of their respective Affiliates which has had or would reasonably be expected to have a material adverse effect on the ability of any Seller to perform its obligations under this Agreement and each other Transaction Agreement to which such Seller is or will be a party, or (b) which seeks rescission of or seeks to enjoin the consummation of this Agreement or any of the Contemplated Transactions.

4.5. Brokers, etc. No broker, finder, investment bank or similar agent is entitled to any brokerage or finder’s fee in connection with the Contemplated Transactions based upon agreements or arrangements made by or on behalf of any Seller or any of its Affiliates.

5. REPRESENTATIONS AND WARRANTIES OF THE BUYER. The Buyer represents and warrants that:

5.1. Corporate Matters, etc.

5.1.1. Organization, Power and Standing. The Buyer is a corporation duly incorporated and validly existing under the laws of the jurisdiction of its incorporation and has all requisite power and authority to execute, deliver and perform this Agreement and each other Transaction Agreement.

5.1.2. Authorization and Enforceability. The execution, delivery and performance of this Agreement and each other Transaction Agreement to which the Buyer is or will be a party by the Buyer and the consummation by Buyer of the Contemplated Transactions have been duly and validly authorized by all necessary action, and no other corporate proceedings on the part of the Buyer are necessary to authorize this Agreement, the Transactions Agreements to which the Buyer is or will be a party or to consummate the Contemplated Transactions. This Agreement and each other Transaction Agreement to which the Company is or will be a party has been duly authorized, executed and delivered by the Buyer and, assuming the due authorization, execution and delivery by the other parties hereto and thereto, is the legal, valid and binding obligation of the Buyer, enforceable against the Buyer in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization or other laws affecting creditors’ rights generally and general principles of equity (whether considered in a proceeding at law or in equity).

5.1.3. Non-Contravention, etc. Neither the execution and delivery of this Agreement and the other Transaction Agreements to which the Buyer is or will be a party by the Buyer, nor the consummation by the Buyer of the Contemplated Transactions, does, nor will it, constitute or give rise to a breach or a default under any Contractual Obligation or the Charter or By-laws of the Buyer, or a breach or violation of any Legal Requirement applicable to the Buyer. No approval, consent, waiver, authorization or other order of, and no declaration, filing, registration, qualification or recording with, any Governmental Authority is required to be obtained or made by or on behalf of the Buyer in connection with the execution, delivery and performance of this Agreement and the other Transaction Agreements to which the Buyer is or will be a party by the Buyer or performance of its obligations under this Agreement, except where failure to obtain such approval, consent, waiver, authorization or other order, or to make such declaration, filing, registration, qualification or recording, would not adversely affect the Buyer’s ability to consummate the Closing hereunder in accordance with the terms and conditions of this Agreement and would not prevent the Buyer from performing in all material respects any of its other obligations under this Agreement.

5.2. Adequate Funds; Financing. The Buyer has received duly executed commitment letters, dated as of the date hereof (the “Debt Commitment Letters”), from Credit Suisse Securities (USA) LLC and Credit Suisse AG (the “Lenders”), true and complete copies of which have been delivered to the Company, pursuant to which the Lenders have committed, on the terms and conditions set forth therein (subject to any “market flex” provisions included in the fee letter dated the date hereof referred to therein (the “Fee Letter”), a true and complete copy of which has been delivered to the Company with fees, economic terms and other customary provisions redacted (but only to the extent not affecting conditionality)). As of the date hereof, the Debt Commitment Letters have not been amended, modified, terminated or withdrawn and the Debt Commitment Letters are Contractual Obligations in full force and effect and enforceable against the Buyer and, to the Buyer’s knowledge, the other parties thereto, in accordance with their terms (subject, in each case, to the effect of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium, receivership or similar laws relating to or affecting creditors’ rights and remedies and to general principles of equity, whether considered in proceedings in equity or at law). As of the date hereof, there are no other agreements, side letters or arrangements relating to the Debt Commitment Letters (except for the Fee Letter, side letters regarding third-party commitments to accept and assume loans under the Debt Commitment Letter and customary engagement letters, none of which affect conditionality) (the “Financing”). As of the date hereof, assuming the accuracy of the representations and warranties set forth in Articles 3 and 4 and the performance by the Company, its Subsidiaries and the Sellers of their obligations hereunder, no event has occurred which, without notice, lapse of time or both, would, to the Buyer’s knowledge, constitute a default or breach on the part of the Buyer or any other parties thereto, under the Debt Commitment Letters. As of the date hereof, assuming the accuracy of the representations and warranties set forth in Articles 3 and 4 and the performance by the Company, its Subsidiaries and the Sellers of their obligations hereunder, there is no fact or occurrence existing on the date hereof that to the Buyer’s knowledge, would, reasonably be expected to (A) result in any of the conditions in the Commitment Letters not being satisfied or (B) otherwise result in the Financing not being available to the Buyer on the Closing Date. The funding of the Financing is subject to no contingency or conditions (including pursuant to any “market flex” provisions included in the Fee Letter) other than those set forth in the Debt

Commitment Letters and other than the provisions relating solely to fees. The Buyer will have at Closing sufficient funds for the Buyer to pay the amounts required to be paid at Closing pursuant to Section 2.3 in the manner intended by the Buyer (it being understood that, for the avoidance of doubt, obtaining such financing shall not be a condition to the Buyer’s obligations to consummate the Contemplated Transactions).

5.3. Litigation. As of the date hereof, there is no Action pending or threatened in writing (a) against the Buyer or any of its Affiliates which has had or would reasonably be expected to have a material adverse effect on the ability of the Buyer to perform its obligations under this Agreement, or (b) which seeks rescission of or seeks to enjoin the consummation of this Agreement or any of the Contemplated Transactions.

5.4. Brokers, etc. No broker, finder, investment bank or similar agent is entitled to any brokerage or finder’s fee in connection with the Contemplated Transactions based upon agreements or arrangements made by or on behalf of the Buyer or any of its Affiliates.

5.5. Solvency. After giving effect to the transactions to occur on the Closing Date contemplated by this Agreement and assuming (a) satisfaction of the conditions to the Buyer’s obligation to consummate the transactions contemplated by this Agreement, (b) the accuracy of the representations and warranties of the Company and Sellers set forth in Articles 3 and 4 hereof and that all material contingent liabilities are disclosed therein and in the Disclosure Schedule and (c) estimates, projections or forecasts provided by the Company or its Representatives to Buyer prior to the date hereof have been prepared in good faith on assumptions that were and continue to be reasonable, the Buyer will be Solvent immediately after consummation of the transactions to occur on the Closing Date contemplated hereby. For purposes of this Agreement, “Solvent” shall mean, when used with respect to any Person, that, as of any date of determination, (a) the fair value of the assets of such Person and its Subsidiaries on a consolidated basis, as of such date, exceeds the sum of all liabilities of such Person and its Subsidiaries, including contingent and other liabilities (the amount of contingent liabilities shall be computed as the amount that, in light of existing circumstances, represents the amount that can reasonably be expected to become an actual or matured liability), as of such date, (b) the fair saleable value of the assets of such Person and its subsidiaries on a consolidated basis, as of such date, exceeds the amount that will be required to pay the probable liabilities of such Person and its Subsidiaries on their existing debts (including contingent liabilities) as such debts become absolute and matured, and (c) such Person and its Subsidiaries on a consolidated basis will not have, as of such date, an unreasonably small amount of capital for the operation of the business in which they are engaged or will be engaged following such date.

5.6. Payment of Buyer PIK Notes. Following the consummation of the Contemplated Transactions, there will be no Contractual Obligations of the Buyer which prohibit the payment of the Buyer PIK Notes in cash at stated maturity.

5.7. No Additional Representations; No Reliance; etc. The Buyer acknowledges that neither the Company, nor any Seller, has made, nor will be deemed to have made, nor has the Buyer relied on, any representation, warranty, covenant or agreement, express or implied, with respect to the Target Companies, the Business or the Contemplated Transactions, other than those explicitly set forth in Articles 3 and 4. The Buyer acknowledges, covenants and agrees that it (a) has made its own inquiry and investigation into, and based thereon has formed an independent judgment concerning, the Business and the Target Companies and (b) has been furnished with or given adequate access to such information about the Business and the Target Companies as it has requested; provided, however, that the foregoing shall not affect the Buyer’s right to terminate this Agreement in accordance with Article 10 or be indemnified under Article 11 for a breach of a representation or warranty hereunder.

6. CERTAIN AGREEMENTS OF THE PARTIES.

6.1. Operation of Business, Related Matters.

6.1.1. From the date hereof through the earlier of the date this Agreement is terminated pursuant to Article 10 or the Closing Date unless the Buyer shall otherwise agree and except as otherwise expressly permitted or required by this Agreement or as set forth on Schedule 6.1.1(a), the Company shall, and shall cause its Subsidiaries to conduct the Business and the operations of the Target Companies in the Ordinary Course of Business and shall use commercially reasonable efforts, consistent with past practices, to preserve intact the business organization of the Target Companies and the relationship with customers, suppliers and other third parties having a business relationship with any of the Target Companies.

6.1.2. Except as otherwise expressly permitted, required or contemplated by this Agreement or set forth on Schedule 6.1.2, from the date hereof through the earlier of the date this Agreement is terminated pursuant to Article 10 or the Closing Date, the Company shall not (and Sellers and the Company shall cause the other Target Companies not to), without the prior written consent of the Buyer (which will not be unreasonably withheld or delayed):

6.1.2.1. enter into any transactions with, incur any Contractual Obligation to, or make any payments to, any Affiliate of any of the Target Companies (other than another Target Company) other than as expressly contemplated by this Agreement;

6.1.2.2. make any changes in the rate or terms of Compensation or employee benefits of any current or former director, officer, employee or independent contractor of any Target Company, except for (a) changes in the Ordinary Course of Business with respect to non-executive employees or independent contractors, or (b) changes required by applicable Legal Requirement or Contractual Obligation;

6.1.2.3. amend the Charter or By-laws of any Target Company;

6.1.2.4. declare or pay any cash dividends, or declare, make or pay any other Distribution/Payment whether in cash, securities, rights or other property (other than cash Distributions/Payments to another Target Company in the Ordinary Course of Business);

6.1.2.5. make any capital expenditures or enter into commitments therefore, except in the Ordinary Course of Business;

6.1.2.6. (a) sell, lease to others, license, assign, allow to lapse or expire or otherwise dispose of any of its material assets or Intangibles other than in the Ordinary Course of Business, (b) enter into any Contractual Obligation relating to (i) the purchase of material assets or Intangibles other than in the Ordinary Course of Business or (ii) any merger, consolidation or other business combination, (c) cancel or compromise any Debt payable to any Target Company or claim of any Target Company (other than compromises of accounts receivable in the Ordinary Course of Business), (d) waive or release any right of material value or (e) institute, settle or agree to settle any Action involving more than $100,000;

6.1.2.7. incur any Liens, except for Permitted Liens;

6.1.2.8. make any material change in its customary methods of accounting or accounting practices, except as required by GAAP;

6.1.2.9. issue, sell, dispose of, encumber, or authorize such issuance, sale, disposition or encumbrance of, any shares of any class of capital stock of any Target Company, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of such capital stock, or any other ownership interest, of any Target Company;

6.1.2.10. reclassify, combine, split, subdivide or redeem, or purchase or otherwise acquire, directly or indirectly, any capital stock of any Target Company or make any other change with respect to the capital structure of the Target Companies;

6.1.2.11. grant any retention, severance or termination pay to, or enter into any employment, bonus, change of control or severance or other agreement or transaction with, any current or former director, officer or other employee of any Target Company;

6.1.2.12. commence, initiate or consummate a material reduction in workforce or any plant closure or consolidation;

6.1.2.13. (a) establish, adopt, enter into, terminate or amend any collective bargaining agreement, Employee Plan, or any other plan, agreement, program, policy, trust, fund or other arrangement that would be an Employee Plan if it were in existence as of the date of this Agreement, (b) accelerate the payment, right to payment or vesting of any material Compensation or benefits of any Employee Plan, (c) loan or advance any money or other property to any present or former director, independent contractor, officer or employee of the Target Companies, or (d) grant any equity or equity-based awards; except as may be required by applicable Legal Requirement;

6.1.2.14. terminate or hire any salesperson for any Target Company, other than in the Ordinary Course of Business;

6.1.2.15. except as required by an applicable Legal Requirement, make, change or rescind any material Tax election, file any amended Tax Return, enter into any closing agreement relating to material Taxes, waive or extend the statute of limitations in respect of material Taxes (other than pursuant to extensions of time to file Tax Returns obtained in the Ordinary Course of Business), change an annual accounting period, adopt or change any accounting method with respect to Taxes, or settle or compromise any Tax liability or Action relating to Taxes;

6.1.2.16. enter into or adopt a plan or agreement of complete or partial liquidation, dissolution, merger, consolidation, reorganization, restructuring or recapitalization or enter into any new, or discontinue any existing, line of business;

6.1.2.17. (x) incur, issue, assume, modify the terms of, prepay, redeem, purchase, defease or otherwise extinguish any Debt, except (other than in the case of Debt referred in clause (vi) of the definition thereof) in the Ordinary Course of Business, and except pursuant to Section 6.5.1, or (y) draw any funds under the Credit Agreement if at such time, the Target Companies have available cash;

6.1.2.18. cancel or terminate any current Insurance Policy or cause any of the Target Companies’ coverage thereunder to lapse;

6.1.2.19. amend or modify any material respect, or take any affirmative action to terminate, any Contract or enter into any Contractual Obligation that if in existence as of the date of this Agreement would have constituted a Contract, except in the Ordinary Course of Business;

6.1.2.20. fail to maintain any material Permits;

6.1.2.21. delay or postpone the payment of accounts payable or other liabilities or take any action to accelerate the collection of accounts receivable, or otherwise change any policy or practice or regarding extensions of credit, prepayments, sales, collections, receivables or payment of accounts;

6.1.2.22. enter into or modify any Contractual Obligations which materially limit the ability of a Target Company to compete in any business line or any geographic area;

6.1.2.23. make any payments in respect of Seller Transaction Expenses to the Persons set forth on Schedule 6.1.2.23; or

6.1.2.24. enter into any Contractual Obligation to do any of the actions referred to in this Section 6.1.2.

6.2. Access to Information. After the date of this Agreement, the Company shall, and shall cause its Subsidiaries to, afford representatives of the Buyer reasonable access to the employees, properties, financial information and books and records of the Target Companies during normal business hours consistent with applicable Legal Requirements. Any information provided to the Buyer or its Representatives in accordance with this Section 6.2 shall be subject to the terms of the Confidentiality Agreement.

6.3. Preparation for Closing. Each of the parties hereto agrees to use their reasonable best efforts to bring about the fulfillment of the conditions precedent to the other parties’ obligations to consummate the Closing contained in this Agreement, including with respect to the Company, causing its Subsidiaries to take such actions to consummate the Contemplated Transactions. The parties shall also consult and cooperate with one another, and consider in good faith the views of one another, in connection with, and provide to the other parties in advance, any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any party hereto in connection with proceedings under or relating to any such Antitrust Law. Without limiting the foregoing, the parties hereto agree to (i) give each other reasonable advance notice of all meetings with any Governmental Authority relating to any Antitrust Law, (ii) consult with and consider which party or parties should participate in each of such meetings, (iii) to the extent practicable, give each other reasonable advance notice of all substantive oral communications with any Governmental Authority relating to any Antitrust Laws, (iv) if any Governmental Authority initiates a substantive oral communication regarding any Antitrust Law, promptly notify the other party of the substance of such communication, (v) supply as promptly as practicable to the appropriate Governmental Authorities any additional information and documentary material that may be requested pursuant to or in connection with the HSR Act, the Sherman Act, the Clayton Act, the Federal Trade Commission Act and any other federal, state or foreign law, regulation or decree designed to prohibit, restrict or regulate actions for the purpose or effect of monopolization or restraint of trade (collectively “Antitrust Laws”), (vi) provide each other with a reasonable advance opportunity to review and comment upon all written communications (including, without limitation, any analyses, presentations, memoranda, briefs, arguments, opinions and proposals) with a Governmental Authority regarding any Antitrust Laws and (vii) provide each other with copies of all written communications to or from any Governmental Authority relating to any Antitrust Laws (in the case of subclauses (v), (vi) and (vii), other than any portion thereof that contain any privileged, confidential or proprietary information regarding such party, its Affiliates and their respective personnel). Any such disclosures or provision of copies by one party to the other may be made on an outside counsel basis if appropriate. Notwithstanding anything in this Agreement to the contrary, the Buyer agrees that it shall, and shall cause each of its subsidiaries, to, and, the Company agrees that it shall, and shall cause each Target Company to, use their respective commercially reasonable best efforts to obtain any consents, clearances or approvals required under or in connection with Antitrust Laws, and to enable all waiting periods under any Antitrust Law to expire (for the avoidance of doubt, commercially reasonable best efforts shall not include offering, negotiating, committing to and effecting, by consent decree, hold separate order or otherwise, the sale, divestiture, license or other disposition of certain capital stock, assets, rights, products or businesses of the Buyer or the Target Companies and other restrictions on the activities of the Buyer and its subsidiaries and the Target Companies). Each Party shall promptly respond to reasonable requests from the other regarding its status in responding or preparing to respond to any request or order of any Governmental Authority.

6.4. Non-Solicitation; No-Hire.

6.4.1. From the date hereof through the earlier of (a) one hundred and twenty (120) days after this Agreement is terminated pursuant to Article 10 or (b) the Closing Date, Section 5(y) of the Confidentiality Agreement shall continue to apply to the Buyer and its subsidiaries.

6.4.2. For the period commencing the Closing Date and expiring on the second anniversary of the Closing Date, none of the Sellers shall, and shall cause their respective Affiliates (excluding portfolio companies who are not made aware of any employees of the Target Companies) not to, without the prior written consent of the Buyer, directly or indirectly, recruit, offer employment, employ, engage as a consultant or sales representative, lure or entice away, or in any other manner persuade or attempt to persuade, any Person who is an employee, consultant or sales representative of the Target Companies or of the Buyer or its subsidiaries to leave the employ of the Target Companies or the Buyer or its subsidiaries, as applicable, terminate such consulting or other relationship or hire or engage any of the employees or sales representatives of any of the Target Companies, the Buyer or its subsidiaries, except that none of the Sellers or any of their Affiliates shall be prohibited from hiring any such Person whose employment is terminated by the Target Companies and not otherwise employed for one-hundred and twenty (120) days.

6.4.3. If the final judgment of a court of competent jurisdiction declares that any term or provision of this Section 6.4 is invalid or unenforceable, the parties hereto agree that the court making the determination of invalidity or unenforceability will have the power to reduce the scope, duration, or area of the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement will be enforceable as so modified after the expiration of the time within which the judgment may be appealed.

6.4.4. This Section 6.4 does not prohibit general advertisements and solicitations that are not targeted to employees, consultants or sales representatives of the other party.

6.5. Notes Offers; Financing Cooperation.

6.5.1. Notes Offers.

6.5.1.1. After the date hereof the Company shall cause Opco to commence promptly after the receipt of a written notice from the Buyer to do so,

tender offers to purchase, and any related consent solicitations with respect to, the Secured Notes, in each case, pursuant to the Securities Act and Exchange Act (the “Notes Offers”). The terms, conditions and structure of the Notes Offers, including pricing terms, shall be determined or approved by the Buyer. The Notes Offer documents (including all amendments or supplements) and all mailings to the holders of the Secured Notes in connection with the Notes Offers shall be subject to the prior review of, and approval by, the Buyer in its reasonable judgment (exercised in good faith). The closing of the Notes Offers that constitute tender offers, if any, shall be conditioned on the closing of the purchase and sale of Shares and Warrants contemplated by this Agreement. The Target Companies shall not, without the prior written consent of the Buyer, waive any condition to the Notes Offers or make any changes to the Notes Offers.

6.5.1.2. If requested by the Buyer in writing and in addition to or in lieu of commencing a Notes Offer, to the extent permitted by the Secured Notes Indenture governing the Secured Notes, the Company shall cause Opco to (a) issue a notice of optional redemption for all of the outstanding principal amount of the Secured Notes pursuant to the Secured Notes Indenture and (b) take actions requested by the Buyer that are reasonably necessary for the satisfaction and/or discharge and/or defeasance of the Secured Notes pursuant to the applicable provisions of the Secured Notes Indenture upon Closing.

6.5.1.3. All costs, fees and expenses incurred by the Target Companies in connection with complying with this Section 6.5.1 prior to the Closing Date, including any premiums paid, any payments made to any investment banking firm and information agent, depositary or other agent fees and legal and accounting fees and expenses, registration fees, printing expenses and other costs incurred in connection therewith by the applicable Target Companies, whether incurred before or after the date hereof, shall be treated as Seller Transaction Expenses (but for the avoidance of doubt, to the extent that any amount has been reflected and included in the calculation of Closing Indebtedness, it shall not be included as a Seller Transaction Expense).

6.5.1.4. The Target Companies shall use their reasonable best efforts to assist the Buyer in conducting any transactions contemplated by this Section 6.5.1, including in connection with the preparation of all filings, mailings or other submissions to be made or legal opinions to be given in connection therewith. Neither the Target Companies nor the Buyer shall and they shall cause their respective Affiliates not to take any action that would prevent the consummation of the transactions contemplated by this Section 6.5.1 or otherwise discourage any holder of Secured Notes from submitting such holder’s notes for tender in the Notes Offers.

6.5.2. Financing Cooperation.

6.5.2.1. Without the prior written consent of the Company, Buyer shall not permit any amendment or modification to be made to, or any waiver of any provision or remedy under, or replacement of, the Financing if such amendment, modification, waiver or replacement (a) (i) reduces the aggregate amount of the Financing (including by changing the amount of fees to be paid or original issue discount of the Financing other than pursuant to any “flex” provisions set forth in the Fee Letter) unless the representation and warranty set forth in the last sentence of Section 5.2 shall remain true and correct, (ii) imposes additional conditions precedent or otherwise expands any of the existing conditions precedent to the receipt of the Financing, (iii) amends or modifies any of the conditions precedent to the receipt of the Financing, other than any amendment or modification that limits the applicability of such condition precedent in a manner that makes such conditions precedent more likely to be achieved, (iv) materially adversely affects the ability of the Buyer to enforce their respective rights against other parties to the Debt Commitment Letters, (v) would or would reasonably be expected to prevent, impede or delay the consummation of the Contemplated Transactions or the Financing or (vi) amends or modifies the terms and conditions related to payment of Buyer PIK Notes in a manner materially adverse to the holders of such Buyer PIK Notes (collectively, the “Restricted Financing Commitment Amendments”); provided, however, that (x) the existence or exercise of “flex” provisions set forth in the Fee Letter entered into as of the date hereof shall not constitute a Restricted Financing Commitment Amendment and (y) any amendment, modification or replacement solely to add lenders, lead arrangers, bookrunners, syndication agents, and similar entities shall not constitute a Restricted Financing Commitment Amendment; or (b) would reasonably be expected to result in the early termination of the Financing.

6.5.2.2. Prior to the Closing, the Company shall use its reasonable best efforts to provide, and shall cause the other Target Companies to use their reasonable best efforts to provide, and shall use their respective reasonable best efforts to cause its and their respective officers, employees, consultants, agents, advisors, affiliates and other representatives (“Representatives”), including legal and accounting, to provide all cooperation reasonably requested by the Buyer, in connection with the arrangement of the Financing (provided that such requested cooperation does not unreasonably interfere with the ongoing operations of the Company or the Target Companies), including, without limitation, (i) participating in a reasonable number of meetings (including customary one-on-one meetings with the parties and senior management of the Company), presentations, road shows, drafting sessions, due diligence sessions (including accounting due diligence sessions) and sessions and presentations with rating agencies, (ii) furnishing, or causing to be furnished to, the Buyer and the providers of any such Financing as promptly as practicable after Buyer’s request with (A) all financial information regarding the Target Companies required by paragraphs 6 and 7 of Exhibit D to the Debt Commitment Letters and (B) all financial and other data and information of the type required by Regulation S-X and Regulation S-K under the Securities Act (excluding information required by Regulation S-X Rule 3-09, Rule 3-10 and Rule 3-16 and Item 402 of Regulation S-K) for registered offerings of debt securities and of the type and form customarily included in private placements under Rule 144A of the Securities Act, including reasonable assistance with the preparation of pro forma financial information and other documents required to satisfy any customary negative assurance opinion to consummate the Financing (information required to be delivered pursuant to clauses (A) and (B) being referred to as, the “Required Information”), (iii) assisting in the preparation of customary offering documents, syndication documents and materials, including confidential information memoranda, private placement memoranda, offering memoranda, lender and investor presentations, rating agency presentations, business and financial projections and similar documents and materials in connection with the Financing (all of the foregoing, collectively, the “Offering Documents”); (iv) facilitating the execution and delivery of customary definitive financing documents and customary deliverables, (v) obtaining accountants’ comfort letters and accountants’ consent letters in connection with the Offering Documents and legal opinions, surveys and title insurance as reasonably requested by the Buyer in connection with the Financing, (vi) executing and delivering (or using reasonable best efforts to obtain from any relevant third parties), and causing the Company and the other Target Companies to execute and deliver (or use reasonable best efforts to obtain from any relevant third parties), customary officer’s certificates (including a certificate of the principal financial officer of the Company with respect to solvency matters in the form contemplated by the Debt Commitment Letters), or other documents and instruments relating to guarantees, collateral and other matters ancillary to the Financing as may be reasonably requested by the Buyer as necessary and customary in connection with the Financing, provided that no obligation of the Company or the other Target Companies under any such documents shall become effective until the Closing Date, (vii) providing authorization letters to the financing sources authorizing the distribution of information to prospective lenders and containing a representation to such financing sources that the public side versions of such documents, if any, do not include material non-public information about the Company or its Affiliates or securities, (viii) using its commercially reasonable efforts to ensure that the Buyer’s financing sources benefit from the existing relationships of the Company and the other Target Companies, (ix) assisting in (A) the preparation or entering into one or more customary credit agreements, currency or interest hedging agreements or other definitive financing documents or (B) the amendment of any of the Company’s or Target Companies’ existing credit agreements, currency or interest hedging agreements, or other agreements, in each case, on terms satisfactory to the Buyer and that are reasonably requested by the Buyer in connection with the Financing and (x) cooperating with consultants or others engaged to undertake field examinations and appraisals, including furnishing information to such persons in respect of accounts receivable, inventory and other applicable assets. Notwithstanding anything to the contrary, none of the Company or any of the other Target Companies shall be required to take any action that would subject it to liability or to pay any commitment or other similar fees in connection with the Financing or any of the foregoing prior to the Closing Date. Buyer shall indemnify and hold harmless the Company, the other Target Companies and it and their Representatives, from and against any and all liabilities, losses, damages, claims, costs, expenses, interests, awards, judgments and penalties suffered or incurred by them in connection with the arrangement of the Financing (including, any action taken in accordance with this Section 6.5.2.2 and any information utilized in connection therewith (other than information provided by or on behalf of the Company or the Target Companies), except to the extent such liabilities, losses, damages, claims, costs or expenses arose out of or resulted from the willful misconduct or gross negligence of the Company or the other Target Companies. Buyer shall, promptly upon request by the Company, reimburse the Company for all reasonable and documented out-of-pocket costs incurred by the Company or the other Target Companies in connection with this Section 6.5.2.2 and any unpaid amounts as of the Closing Date, for which the Company has requested reimbursement, shall be excluded from the definition of Seller Transaction Expenses. The Company hereby consents to the reasonable use of its and the Target Companies’ logos in connection with the Financing; provided that such logos are used solely in a manner that is not intended to, and is not reasonably likely, to harm or disparage the Company or the Target Companies or the reputation or goodwill of the Company, the Target Companies and its or their respective marks.

6.5.2.3. Subject to the terms of this Agreement, the Buyer shall use its reasonable best efforts to obtain the Financing on the terms and conditions described in the Debt Commitment Letters (subject to any “market flex” provisions included in the Fee Letter) as promptly as reasonably practicable, including using its reasonable best efforts to (i) maintain in effect the Debt Commitment Letters on the terms and conditions (subject to any “market flex” provisions included in the Fee Letter) contained therein, (ii) negotiate and enter into definitive agreements with respect to the financing contemplated by the Debt Commitment Letters on the terms and conditions (subject to any “market flex” provisions included in the Fee Letter) contained therein or on other terms and conditions no less favorable, taken as a whole, to the Buyer than those contained in the Debt Commitment Letters, (iii) satisfy on a timely basis all conditions applicable to Buyer in the Debt Commitment Letters and such definitive agreements that are within their respective control, (iv) subject to the satisfaction of the conditions set forth in such definitive documents, consummate the financings contemplated thereby at the Closing and (v) comply in all material respects with its obligations under the Debt Commitment Letters; provided, that (in the case of clauses (iii), (iv) and (v) only) all of the conditions to Buyer’s obligations under Article 7 (other than those conditions that by their terms are to be satisfied by actions taken at the Closing) have been satisfied or waived.

6.5.2.4. In the event any portion of the Financing becomes unavailable, regardless of the reason therefor, Buyer shall reasonably promptly notify the Company and shall use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to arrange and obtain alternative debt financing (“Alternative Financing”) from the same or alternative sources on terms and conditions not less favorable to Buyer, taken as a whole, than those in the Debt Commitment Letters (taking into account the “market flex” provisions included in the Fee Letter); provided, however, such Alternative Financing (including any commitments therefor) shall not contain any terms or conditions that would restrict or prohibit the ability of the Buyer to make the Maturity Payment (as defined in the Buyer PIK Notes) on the Maturity Date. Buyer shall reasonably promptly deliver to the Company true and complete copies of all material agreements related to any Alternative Financing, redacted to the same extent as copies of the Debt Commitment Letters and Fee Letter delivered by Buyer as of or prior to the date hereof. In the event Buyer arranges and obtains Alternative Financing in compliance with the terms hereof, then the references in this Agreement to “Financing” shall, to the extent applicable, thereafter be deemed to be references to the debt financing contemplated by the Alternative Financing and the references to “Debt Commitment Letters” shall, to the extent applicable, thereafter be deemed to be references to the commitments which evidence the Alternative Financing.

6.5.2.5. Upon the Company’s request, Buyer shall keep the Company reasonably informed of the status of its efforts to arrange the Financing. Without limiting the generality of the foregoing, Buyer shall give the Company reasonably prompt notice (i) of any material breach or material default by any party to the Financing, or any definitive agreements relating to the Financing, in each case of which Buyer becomes aware if such material breach or material default could adversely affect the timely availability or the amount of the Financing, (ii) of the receipt of any written notice or other written communication, in each case with respect to any (A) actual material breach, material default, termination or repudiation by any party to the Financing or any definitive agreements relating to the Financing or (B) material dispute between or among any parties to the Financing or any provisions of any of the Financing, in each case, with respect to the obligation to fund the Financing or the amount of the Financing to be funded at Closing, but excluding, for the avoidance of doubt, any ordinary course negotiations with respect to the terms of the Financing or Debt Commitment Letters and (iii) of the receipt of any notice or other communication (written or verbal) related to the likely failure by a party to the Financing to fund the Financing.

6.6. Business Records. The Buyer acknowledges that the Sellers and the Sellers’ Representative may from time to time for a period of five (5) years from and after the Closing Date require access to copies of certain of the records and books of account of the Target Companies relating to the Business and operations of the Target Companies prior to the Closing (the “Records”), and, except for access as is otherwise provided for in this Agreement, agree that upon reasonable prior written notice the Buyer will, and will ensure that the Target Companies will, during normal business hours and under the supervision of the Buyer’s personnel, provide the Sellers’ Representative with access to the Records to the extent reasonably required by the Sellers (a) to comply with any reporting or regulatory requirements of the Sellers, (b) in connection with any Action (other than an Action against any of the Target Companies, the Buyer or any of their respective Affiliates) and (c) to enable the Sellers to comply with their respective Legal Requirements; provided, however, that the foregoing shall not be construed to prohibit any Target Company from complying with any applicable Legal Requirement or cause any Target Company to violate any applicable privileges (including the attorney-client privilege) or contractual confidentiality obligations.

6.7. Directors and Officers Indemnification and Insurance. For a period of not less than six (6) years after the Closing Date, the Buyer shall not, and shall cause each of the Target Companies not to, amend, repeal or otherwise modify the Charter or By-laws of any Target Company in any manner that would affect adversely the rights to indemnification, advancement of expenses and exculpation of former or present directors and officers of any Target Company. The Buyer agrees to cause the Target Companies to maintain in effect (a) for not less than six (6) years from the Closing Date the current policies of directors’ and officers’ liability insurance maintained by the Target Companies (provided that the Target Companies may substitute therefor policies of at least the same coverage containing terms and conditions that are no less advantageous to such directors and officers) with respect to acts or omissions occurring on or prior to the Closing Date, and (b) for not less than six (6) years from the Closing Date, employment practices liability insurance with respect to matters occurring on or prior to the Closing Date with respect to the Target Companies; provided, however, that in lieu of the foregoing, the Buyer or the Target Companies may, and if requested by the Buyer prior the Closing Date, the Company shall, and shall cause its Subsidiaries to, purchase a six (6) year tail policy that provides coverage in all material respects identical to the coverage described in clauses (a) and (b) of this Section 6.7; provided, further, that in connection with this Section 6.7, neither the Buyer nor any Target Company shall be required or permitted to pay a one-time premium or be obligated to pay annual premiums in excess of 300% of the annual premiums currently paid by the Target Companies for their existing directors’ and officers’ liability insurance and employment practices liability insurance. This Section 6.7 shall be for the benefit of, and shall be enforceable by, the current or former directors and officers of the Target Companies, and their respective heirs, executors, administrators and estates.

6.8. Employee Benefits. With respect to any employee benefit plan, program or policy that is made available after the Closing Date to any employees of the Target Companies as of the Closing Date, including any such Person who is on an FMLA leave or other approved leave of absence, (the “Affected Employees”): Buyer shall use commercially reasonable efforts to ensure that: (a) service with the Target Companies by any such Affected Employee prior to the Closing Date shall be credited for eligibility, participation and vesting purposes under such plan, program or policy (but not for purposes of accrual of benefits) and for purposes of calculating benefits under any severance, sick leave or vacation plans to the same extent recognized by the Target Companies immediately prior to the Closing Date; provided, however, that in no event shall such credit (1) result in the duplication of benefits or the funding thereof or (2) apply for any newly-established plan of Buyer for which similarly-situated employees of Buyer do not receive past service credit, and (b) with respect to any welfare benefit plans to which such employee may become eligible, the Buyer shall use commercially reasonable efforts to cause such plans to provide credit for any co-payments or deductibles and maximum out-of-pocket payments by such employees during the year in which the Closing occurs and waive all pre-existing condition exclusions and waiting periods, other than limitations or waiting periods that had not been satisfied prior to the Closing Date. The Buyer shall recognize vacation days previously accrued and reserved for by the Target Companies immediately prior to the Closing Date. For a period of not less than twelve months immediately after the Closing Date, for each Affected Employee who remains an employee of the Target Companies, the Buyer shall cause the Target Companies to maintain cash compensation and a level of employee benefits (including, group health, life, disability and severance plans, but excluding in all cases any defined benefit pension, cash bonus and equity-based compensation and benefits) that are no less favorable to, in the aggregate, those provided to similarly situated employees and his or her dependents and beneficiaries, as appropriate, of the Buyer from time to time. In no event shall the terms of this Agreement be deemed to (i) establish, amend, or modify any Employee Plan or any other benefit plan, program, agreement or arrangement maintained or sponsored by Buyer, the Target Companies or any of their respective Affiliates, (ii) alter or limit the ability of Buyer or any of its Subsidiaries (including, after the Closing Date) to amend, modify or terminate any of the Employee Plans or any other benefit or employment plan, program, agreement or arrangement after the Closing Date or (iii) confer upon any current or former employee, director or independent contractor any right to employment or continued employment or continued service with the Buyer or any of its Subsidiaries (including after the Closing Date), or constitute or create an employment or agreement with, or modify the at-will status of any current or former employee, director or independent contractor. Nothing in this Section 6.8 or elsewhere in this Agreement shall be deemed to make any Affected Employee a third party beneficiary of this Section 6.8 or this Agreement or any rights relating thereto.

6.8.1. Effective as of the day immediately preceding the Closing Date the Company shall terminate any and all Employee Plans intended to include a Code Section 401(k) arrangement (the “Company 401(k) Plan”), if and only if Buyer provides written notice to the Company at least ten (10) Business Days prior to the Closing Date requiring such termination. Unless Buyer provides such written notice to the Company, the Company shall provide Buyer with evidence that such Company 401(k) Plan has been terminated pursuant to resolutions of the Company’s Board of Directors. The form and substance of such resolutions shall be subject to reasonable review and approval of the Buyer. The Company also shall take such other actions in furtherance of terminating such Company 401(k) Plan as Buyer may reasonably require.

6.8.2. Prior to the Closing Date, the Company shall ensure that any outstanding promissory notes or other obligations of any current or former employee, director or independent contractor of the Company and its Affiliates are satisfied in full.

6.8.3. Prior to the Closing Date, the Company will use its reasonable efforts to seek shareholder approval that satisfies the requirements of Q/A 7 of the Treasury Regulations promulgated under Section 280G of the Code (“Section 280G”), including obtaining the waiver, to the extent necessary, by all persons who are “disqualified individuals” within the meaning of Section 280G of all payments and benefits in the nature of compensation that could, but for such waiver (as applicable) and approval, reasonably expected to be treated as “parachute payments” under Section 280G (either alone or in conjunction with any other event) (collectively, the “280G Payments”). In connection with the foregoing, the Company shall provide drafts of all documentation related to such waiver and shareholder vote to Buyer for reasonable prior review and comment and shall reasonably consider comments provided by Buyer to the Company on such documentation. If the Company does not obtain the requisite shareholder vote and, as a result, there are “parachute payments”, the amount of Seller Transaction Expenses shall be increased by an amount equal to the net after-tax cost of the Company of the tax deduction lost (or to be lost) in respect of such “parachute payments”, as a result of Section 280G.

6.8.4. As of the Closing, all amounts (including any Compensation or other benefits) due and payable to or in respect of any current or former employee, director or independent contractor of the Company and its Affiliates under any Plan or other Contractual Obligation shall be paid in full, other than (i) any Compensation and other amounts (including benefit payments due under any Welfare Plan) accrued on the Balance Sheet through the Closing Date and not due or owing until after the Closing, (ii) any benefit payments due under any tax-qualified Pension Plan and (iii) any severance payments and benefits due under any Employee Plan set forth on Schedule 3.14.1 or 3.14.8.

6.9. Tax Matters.

6.9.1. Transfer Taxes. Notwithstanding anything to the contrary in this Agreement, the Sellers, on the one hand, and Buyer, on the other hand, shall each be responsible for and shall pay 50% of all transfer, documentary, sales, use stamp, registration and other such Taxes, and any conveyance fees, recording charges or similar amounts (collectively, “Transfer Taxes”) incurred in connection with the transactions contemplated by this Agreement (the Sellers’ portion of the Transfer Taxes shall be included in the Sellers Transaction Expenses); provided that, for the avoidance of doubt, all income and capital gains Taxes resulting from the sale of Shares and Warrants pursuant to this Agreement shall not be considered Transfer Taxes. Each of the parties hereto will prepare and file, and will fully cooperate with respect to the preparation and filing of, any Tax Returns and other filings relating to any such Transfer Taxes.

6.9.2. Preparation and Filing of Tax Returns.

6.9.2.1. The Sellers shall prepare or cause to be prepared and shall timely file or cause to be timely filed all Tax Returns of the Target Companies required to be filed on or prior to the Closing Date, and the Sellers shall timely pay or cause to be timely paid to appropriate Governmental Authorities all Taxes due with respect to such Tax Returns. Such Tax Returns shall be prepared in a manner consistent with the prior practice of the Target Companies and otherwise in accordance with applicable Legal Requirements. Sellers shall submit or cause to be submitted such Tax Return to Buyer for review at least twenty (20) Business Days prior to the filing thereof.

6.9.2.2. Buyer shall prepare or cause to be prepared and shall timely file or cause to be timely filed all Tax Returns of the Target Companies for (A) Pre-Closing Tax Periods, which are required to be filed after the Closing Date (such Tax Returns, the “Pre-Closing Tax Returns”), and (B) Straddle Periods (such Tax Returns the “Straddle Period Tax Returns”). All such Straddle Period Tax Returns and Pre-Closing Tax Returns shall be prepared in a manner consistent with the prior practice of the Target Companies, unless otherwise required by applicable Legal Requirements or Governmental Authority. Buyer shall submit or cause to be submitted each Straddle Period Tax Return and Pre-Closing

Tax Return to Sellers’ Representative for review and comment at least twenty (20) Business Days prior to the filing thereof, and Buyer shall accept all reasonable comments from the Sellers’ Representative. Sellers shall pay or cause to be paid to Buyer, at least five (5) Business Days prior to the filing of the applicable Tax Return, an amount equal to the amount of Taxes that would be due with respect to (i) any Pre-Closing Tax Return, and (ii) any Straddle Period Tax Return to the extent attributable to the portion of the applicable Straddle Period ending on the Closing Date as determined in accordance with Section 6.9.2.3; provided that, in calculating the amount of Taxes payable by the Sellers pursuant to this Section 6.9.2.2, any compensation deductions related to the transactions contemplated by this Agreement, including any severance amount, the Bonus Payment Amount and the 2014 Senior Management Bonus Amount, and any deductions associated with the repayment of the Closing Indebtedness shall not be taken into account.

6.9.2.3. Taxes attributable to the portion of a Straddle Period ending on the Closing Date shall be calculated as though the taxable periods of the Target Companies terminated as of the close of business on the Closing Date; provided, however, that in the case of a Tax not based on, or measured by, income, receipts, proceeds, profits, payments or similar items, Taxes attributable to the portion of a Straddle Period ending on the Closing Date shall be equal to the amount of Tax for the entire Straddle Period multiplied by a fraction, the numerator of which is the total number of days from the beginning of the Straddle Period through and including the Closing Date and the denominator of which is the total number of days in the Straddle Period.

6.9.3. Certain Actions Affecting Pre-Closing Tax Returns. Unless otherwise required by applicable Legal Requirements or Governmental Authority, the Buyer shall not cause any of the Target Companies to take any of the following actions, to the extent such action would increase the amount of Tax required to be shown on a Pre-Closing Tax Return or Straddle Period Tax Return of the Target Companies unless, in ease case, approved in writing by the Sellers’ Representative, which cannot be unreasonably withheld or delayed: amend any Tax Returns for any Tax period which ends on or prior to the Closing Date or for a Straddle Period, or adopt or change any material Tax election or Tax accounting method that has a retroactive effective date that is prior to the Closing Date. At the request of the Sellers’ Representative, the Buyer shall prepare and file at the Sellers’ expense an amended Tax Return of the Target Companies for any Tax period which ends on or prior to the Closing Date or for a Straddle Period to the extent such amended Tax Return is required by applicable Legal Requirements to be filed and would produce a refund of Taxes paid with respect to a Tax period ending on or prior to the Closing Date or with respect to the portion of a Straddle Period ending on the Closing Date. The Buyer shall provide the Sellers with a copy of any such amended Tax Return for the Sellers’ review and approval.

6.9.4. No Section 338 Election. Buyer will not make any election under Code Section 338 (or any similar provision under state, local, or foreign Law) with respect to the acquisition of the Target Companies.

6.9.5. Refunds. The Target Companies shall promptly remit to Sellers’ Representative (for the benefit of the Sellers) any refund of Taxes of the Target Companies with respect to a Pre-Closing Tax Period. Any refund of Taxes with respect to a Straddle Period shall be apportioned between the portion ending on the Closing Date and the portion beginning after the Closing Date in accordance with subsection 6.9.2.3 of this Section. Notwithstanding the foregoing, any such refund of Taxes shall be for the account of Buyer to the extent (i) such refund is attributable to the carryback from a Tax period beginning on or after the Closing Date (or with respect to any Straddle Period, the portion thereof beginning after the Closing Date) of items of loss, deduction or credit, or other Tax items of the Target Companies (or any of their respective Affiliates, including the Buyer), or (ii) such refund arises from any compensation deductions related to the transactions contemplated by this Agreement, including any severance amount, the Bonus Payment Amount, the 2014 Senior Management Bonus Amount, or any deductions associated with the repayment of the Closing Indebtedness.

6.9.6. Cooperation Regarding Tax Matters. Each of the Buyer and the Sellers agrees to use its reasonable efforts (a) to retain all books and records with respect to Tax matters pertinent to any of the Target Companies relating to any Pre-Closing Tax Period or Straddle Period for a period of seven (7) years following the Closing Date, and to abide by all record retention agreements entered into with any taxing authority, (b) to give the other party reasonable written notice prior to transferring, destroying or discarding any such books and records and, if the other party so requests, to allow the other party to take possession of such books and records, (c) to allow the other party to make copies of such books and records if reasonably requested by the other party and reasonably necessary for the preparation of any Tax Return or Tax audit, and (d) to cooperate, and to cause their respective Affiliates to cooperate, in preparing and filing all Tax Returns of the Target Companies for any Pre-Closing Tax Period or Straddle Period.

6.9.7. Tax Disputes. Each of the Buyer and the Target Companies, on the one hand, and the Sellers, on the other hand, shall promptly notify the Sellers or the Buyer (as the case may be) in writing of any written notice of a proposed assessment or claim in an audit or administrative or judicial proceeding received by them involving any of the Target Companies which, if determined adversely to the taxpayer, would be grounds for indemnification under Section 11.2.1.4; provided, however, that a failure to give such notice will not affect the right to indemnification under this Agreement absent actual and material prejudice to the indemnifying party resulting from such failure (but in such event only to the extent of such prejudice). In the case of such an audit or administrative or judicial proceeding that relates solely to any Tax period ending on or prior to the Closing Date, except to the extent provided otherwise below, the Sellers shall have the right at their own expense to control the conduct of such audit or proceeding so long as they conduct the defense actively, diligently and in good faith. Buyer also may participate in any such audit or proceeding at its own expense and, (1) if the Sellers do not assume or are not conducting the defense of any such audit or proceeding actively, diligently and in good faith or (2) the Buyer has been advised by counsel that a conflict exists between a Buyer Indemnitee and the Sellers in connection with the defense thereof that would prevent the Sellers or their counsel from defending such audit or proceeding, Buyer may, without any effect on the right to indemnification under this Agreement and notwithstanding anything to the contrary hereunder, defend the same in such manner as it may deem appropriate, including, but not limited to, settling such audit or proceeding after giving twelve (12) Business Days prior written notice to the Sellers setting forth the terms and conditions of such settlement. With respect to such an audit or administrative or judicial proceeding (A) which involves a proposed assessment or claim (or may result in an assessment or claim) for Taxes that applies to both a Tax period ending on or before the Closing Date and a Tax period beginning on or after the Closing Date (including a Straddle Period) or (B) which involves a change of accounting method or other issue that recurs for a Tax period or portion thereof that ends after the Closing Date (whether or not the subject of an audit or proceeding at such time), (i) each such party may participate in the audit or proceeding, (ii) the audit or proceeding shall be controlled by that party which would bear the burden of the greater portion of the sum of the adjustment and any corresponding adjustments that may reasonably be anticipated for future Tax periods, and (iii) each party shall bear its own expenses of such audit or proceeding. The principle set forth in the preceding sentence shall govern also for purposes of deciding any issue that must be decided jointly (in particular, choice of judicial forum) in situations in which separate issues are otherwise controlled hereunder by Buyer and the Sellers. With respect to such an audit or administrative or judicial proceeding that relates solely to any Tax period beginning on or after the Closing Date, the Buyer shall have the sole right to control the conduct of such audit or proceeding, except where such audit or proceeding may reasonably be expected to, if determined adversely to the taxpayer, be grounds for indemnification under Section 11.2.1.4. Buyer and the Sellers agree to cooperate and to act in good faith, and agree to cause their respective Affiliates to cooperate and to act in good faith, in conducting, and in the defense against or compromise of any claim in, any audit or administrative or judicial proceeding. In the event of any conflict between this provision and any other provision in this Agreement, including without limitation Section 11.6.2, this Section 6.9.7 shall control.

6.10. No Shop. From the date of this Agreement until the Closing, or the earlier termination of this Agreement in accordance with Article 10, the Sellers and the Company shall, and the Sellers and the Company shall cause the Company’s Subsidiaries and their Representatives to, (a) immediately cease any solicitation, encouragement, discussions or negotiations with any Persons that may be ongoing with respect to an Acquisition Proposal and request promptly thereafter that such Persons return or destroy all confidential information concerning the Target Companies provided by the Target Companies or their respective Representatives and (b) not to (i) initiate, solicit or knowingly encourage or facilitate any inquiries or the making of any proposal or offer that constitutes or could reasonably be expected to lead to an Acquisition Proposal, (ii) engage in or otherwise participate in any discussions or negotiations regarding, or provide any non-public information or data concerning any Target Company to any Person relating to, or that could reasonably be expected to lead to, any Acquisition Proposal, (iii) enter into any letter of intent, memorandum of understanding, acquisition agreement, merger agreement or similar definitive agreement or (iv) otherwise knowingly facilitate any effort or attempt to make an Acquisition Proposal. The Sellers and the Company shall promptly notify Buyer in writing of the identity of each Person or group of Persons from whom the Sellers, the Company or their Representatives, as the case may be, received a written Acquisition proposal after the execution of this Agreement and provide to Buyer (x) a copy of any Acquisition Proposal made in writing and any other written terms or proposals provided (including financing commitments) to the Sellers, the Company or any of their Representatives and (y) a written summary of the material terms of any Acquisition Proposal not made in writing (including any terms proposed orally or supplementally).

6.11. Termination of Affiliate Arrangements. Prior to the Closing, except for this Agreement, the Target Companies shall terminate, or cause to be terminated, any Contractual Obligation between any Target Company, on the one hand, and any Seller or Affiliate of a Seller or director or officer of any Target Company, on the other hand, in full without any consideration or further liability to any Target Company and the Company shall deliver to the Buyer evidence of such termination in a form reasonably acceptable to the Buyer.

6.12. Third Party Consents. Prior to the Closing, the Sellers and the Company shall, and will cause the Company’s Subsidiaries to, use commercially reasonable best efforts to obtain all third party consents (i) necessary, proper or advisable to consummate the transactions contemplated by this Agreement or (ii) required to be disclosed on the Disclosure Schedule.

6.13. Financial Information. Between the date of this Agreement and the Closing Date, the Company shall provide (or cause to be provided) to the Buyer, within five (5) Business days after the same is available to the Company, but in no event later than the twentieth (20th) day of the following month, copies of (a) monthly financial information of the Target Companies, including the unaudited balance sheet as of the applicable month-end and related unaudited statements of income for the one month and year to date periods then ended and (b) unaudited quarterly financial statements.

6.14. Further Assurances. The parties agree that, from time to time, whether before, at or after the Closing Date, each of them shall, and shall cause their respective Subsidiaries to, execute and deliver such further instruments and take such other actions as may be reasonably necessary to carry out the Contemplated Transactions.

6.15. Special Bonuses. Between the date of this Agreement and the Closing Date, the Company shall enter into agreements with the recipients identified on Schedule 1.2.7 to provide for grants of “Special Bonuses” as set forth on Schedule 1.2.7 to be paid no earlier than two Business Days following the 105th day following the Closing.

7. CONDITIONS TO THE OBLIGATION TO CLOSE OF THE BUYER. The obligations of the Buyer to consummate the Closing under this Agreement are subject to the satisfaction, at or prior to the Closing, of all of the following conditions, compliance with which, or the occurrence of which, may be waived prior to the Closing by the Buyer in its sole discretion:

7.1. Representations, Warranties and Covenants. All representations and warranties of the Company and the Sellers contained in this Agreement shall be true and correct (without giving effect to any “materiality” or “Material Adverse Effect” qualifiers set forth therein), in each case as of the Closing Date as if made on the Closing Date

(other than those representations and warranties which address matters only as of a particular date, which, as of such date, shall be true and correct), except where the failure of such representations and warranties to be true and correct (without giving effect to any “materiality” or “Material Adverse Effect” qualifiers set forth therein) would not reasonably be expected to have a Material Adverse Effect; provided that the representations and warranties set forth in Sections 3.1, 3.2, 3.11.2, 3.19, 4.2, 4.3 and 4.5 shall be true and correct as of the Closing Date (without any change to the qualifications therein). The Company and Sellers shall have performed and satisfied, in all material respects, all covenants and agreements required by this Agreement to be performed or satisfied by them at or prior to the Closing. The Company and each Seller shall have furnished to the Buyer a certificate dated as of the Closing Date, to the effect that the conditions specified in this Section 7.1, to the extent relating to representations, warranties, covenants and agreements of the Company and the Sellers have been satisfied.

7.2. Legality; Litigation. The consummation of the Contemplated Transactions shall not be prohibited by any Legal Requirement. No Action shall have been instituted at or prior to the Closing by any Governmental Authority relating to this Agreement or any of the Contemplated Transactions, the result of which would prevent or make illegal the consummation of any such Contemplated Transactions. There is no Action pending or threatened, in each case, by any Governmental Authority under any Antitrust Laws relating to this Agreement or any of the Contemplated Transactions.

7.3. Material Adverse Effect. Since the date of this Agreement, no Material Adverse Effect shall have occurred and be continuing.

7.4. Delivery of Shares and Warrants. Sellers shall have delivered to the Buyer all original certificates representing all of the Shares or Warrants, accompanied by duly executed transfer powers in such customary form as Buyer shall reasonably direct, for transfer to Buyer, together with a form of assignment in such form as the Buyer may reasonably require to provide for the assignment to Buyer of all rights of such Seller as a holder of Shares or Warrants accruing or inuring to the Seller on or after the date of this Agreement.

7.5. Escrow Agreement. The Sellers’ Representative shall have duly executed and delivered the Escrow Agreement.

7.6. Audited Financial Statements. The Sellers’ Representative shall have delivered to the Buyer audited consolidated balance sheets of the Company as of August 31, 2013 and the related statements of income, cash flow and changes in stockholders’ equity for the fiscal year then ended.

7.7. FIRPTA Certificate. Each of the Sellers shall have delivered to the Buyer a duly executed and acknowledged certificate, dated as of the Closing Date, in form and substance reasonably acceptable to the Buyer and in compliance with the Code and Treasury Regulations, certifying such facts as to establish that the sale of the Shares and Warrants and any other Contemplated Transactions are exempt from withholding pursuant to Section 1445 of the Code.

7.8. Resignations. The Company shall have delivered to the Buyer executed resignations, effective as of the Closing Date, of each director and officer the Company requested by the Buyer.

7.9. Payoff Letter. At Closing, the Company shall have delivered to the Buyer payoff letters and documentation evidencing the release of Liens (subject to delivery of the Credit Agreement Payment Amount and the Secured Notes Payment Amount as arranged by the Buyer), in customary forms, the payoff letters of which shall, among other things, (i) indicate the total amount required to be paid to fully satisfy all principal, interest, prepayment premiums, penalties, breakage costs or similar obligations related to any borrowings under the Credit Agreement, the Secured Notes Indenture or any other Closing Indebtedness, as applicable, as of the anticipated Closing Date (and the daily accrual thereafter) (with respect to the Credit Agreement, the Secured Notes Indenture or any other Closing Indebtedness, the “Payoff Amount”), (ii) state that upon receipt of the relevant Payoff Amount, the Credit Agreement, the Secured Notes or the other Closing Indebtedness, as applicable, and related instruments evidencing the Credit Agreement, the Secured Notes or such other Closing Indebtedness (including the Secured Notes Indenture), as applicable, shall be terminated or satisfied and discharged, and (iii) state that all Liens and all guarantees in connection therewith relating to the assets and properties of the Company or any of its Subsidiaries securing such borrowings or obligations under the Credit Agreement, the Secured Notes or such other Closing Indebtedness, as applicable, shall be, upon the payment of the relevant Payoff Amount on the Closing Date, released and terminated.

8. CONDITIONS TO THE OBLIGATION TO CLOSE OF THE SELLERS. The obligations of the Sellers to consummate the Closing under this Agreement are subject to the satisfaction, at or prior to the Closing, of all of the following conditions, compliance with which, or the occurrence of which, may be waived prior to the Closing by the Sellers’ Representative in its sole discretion:

8.1. Representations, Warranties and Covenants. All representations and warranties of the Buyer contained in this Agreement shall be true and correct in all material respects (without giving effect to any “materiality” qualifiers set forth therein), in each case as of the Closing Date as if made on the Closing Date (other than those representations and warranties which address matters only as of a particular date, which, as of such date, shall be true and correct); provided that the representations and warranties set forth in Sections 5.1 and 5.4 shall be true and correct as of the Closing Date (without any change to the qualifications therein). The Buyer shall have performed and satisfied, in all material respects, all covenants and agreements required by this Agreement to be performed or satisfied by the Buyer at or prior to the Closing. The Buyer shall have furnished to the Sellers a certificate dated as of the Closing Date, to the effect that the conditions specified in this Section 8.1 have been satisfied.

8.2. Legality; Litigation. The consummation of the Contemplated Transactions shall not be prohibited by any Legal Requirement. No Action shall have been instituted at or prior to the Closing by any Governmental Authority relating to this Agreement or any of the Contemplated Transactions, the result of which would prevent or make illegal the consummation of any such Contemplated Transaction. There is no Action pending or threatened, in each case, by any Governmental Authority under any Antitrust Laws relating to this Agreement or any of the Contemplated Transactions.

8.3. Escrow Agreement. The Buyer shall have duly executed and delivered the Escrow Agreement.

9. JURISDICTION; LAW.

9.1. Consent to Jurisdiction. Each party to this Agreement, by its execution hereof, hereby irrevocably submits to the exclusive jurisdiction of the Court of Chancery of the State of Delaware (unless such court shall lack subject matter jurisdiction, in which case, in any state or federal court located in the State of Delaware) for the purpose of any action, claim, cause of action or suit (in contract, tort or otherwise), arising out of or relating to this Agreement or the Contemplated Transactions. Notwithstanding the foregoing, each of the parties hereto agrees that it will not bring or support any action, claim, cross-claim or third-party claim of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against any Financing Source in any way relating to this Agreement or the Contemplated Transactions, including but limited to any dispute arising out of or relating in any way to the Debt Commitment Letters or the performance thereof, in any forum other than the federal and New York State courts located in the City of New York, Borough of Manhattan (and appellate courts thereof). Each party to this Agreement, by its execution hereof, (a) hereby waives to the extent not prohibited by applicable Legal Requirements, and agrees not to assert by way of motion, as a defense or otherwise, in any such action, claim, cause of action or suit, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that any such action, claim, cause of action or suit, brought in one of the above-named courts is improperly venued, or that this Agreement or the Contemplated Transactions may not be enforced in or by such courts and (b) hereby agrees not to commence any action, claim, cause of action or suit (in contract, tort or otherwise), arising out of or relating to this Agreement or the Contemplated Transactions other than before one of the above-named courts nor to make any motion or take any other action seeking or intending to cause the transfer or removal of any such action, claim, cause of action or suit (in contract, tort or otherwise), inquiry, proceeding or investigation to any court other than one of the above-named courts whether on the grounds of inconvenient forum or otherwise. Each party hereby consents to service of process in any such action, claim, cause of action or suit, in any manner permitted by the Legal Requirements of the State in which the court such action is brought resides, and further agrees that service of process by nationally recognized overnight courier service guaranteeing overnight delivery, at its address specified pursuant to Section 12.5, shall be valid service, effective one (1) Business Day after being sent.

9.2. WAIVER OF JURY TRIAL. TO THE EXTENT NOT PROHIBITED BY ANY APPLICABLE LEGAL REQUIREMENTS WHICH CANNOT BE WAIVED, EACH OF THE PARTIES HERETO HEREBY WAIVES AND COVENANTS THAT IT WILL NOT ASSERT (WHETHER AS PLAINTIFF, DEFENDANT OR OTHERWISE) ANY RIGHT TO TRIAL BY JURY IN ANY FORUM IN RESPECT OF ANY ISSUE, ACTION, CLAIM, CAUSE OF ACTION, SUIT (IN CONTRACT, TORT OR OTHERWISE), ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OF THE CONTEMPLATED TRANSACTIONS, INCLUDING, BUT NOT LIMITED TO, ANY DISPUTE ARISING OUT OF OR RELATING TO THE DEBT COMMITMENT LETTERS OR THE PERFORMANCE THEREOF, IN EACH CASE WHETHER NOW EXISTING OR HEREAFTER ARISING. THE BUYER ACKNOWLEDGES THAT IT HAS BEEN INFORMED BY THE SELLERS THAT THIS SECTION 9.2 CONSTITUTES A MATERIAL INDUCEMENT UPON WHICH THE SELLERS ARE RELYING AND WILL RELY IN ENTERING INTO THIS AGREEMENT AND ANY OTHER AGREEMENTS RELATING HERETO OR CONTEMPLATED HEREBY. ANY PARTY HERETO AND THE FINANCING SOURCES MAY FILE AN ORIGINAL COUNTERPART OR A COPY OF THIS SECTION 9.2 WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF EACH SUCH PARTY TO THE WAIVER OF ITS RIGHT TO TRIAL BY JURY.

9.3. Specific Performance. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties hereto shall be entitled to an injunction or injunctions to prevent breaches of this Agreement, and to enforce specifically the terms and provisions of this Agreement, exclusively in the Court of Chancery in the State of Delaware or any other state or federal court located in the State of Delaware, without bond or other security being required, this being in addition to any other remedy to which they are entitled at law or in equity. The equitable remedies described in this Section 9.3 shall be in addition to, and not in lieu of, any other remedies at law or in equity that the parties to this Agreement are permitted to elect to pursue in accordance with this Agreement.

9.4. Governing Law. This Agreement and any claims, causes of action or suits (in contract, tort or otherwise) arising out of or relating to this Agreement or the Contemplated Transactions shall be governed by, construed and enforced in accordance with, the domestic substantive laws of the State of Delaware, without giving effect to any choice or conflict of law provision or rule that would cause the application of the laws of any other jurisdiction. Notwithstanding anything to the contrary contained in this Agreement, each of the parties hereto agrees that any claims, causes of action or suits (in contract, tort or otherwise) arising out of relating to this Agreement or the Contemplated Transactions against any of the Financing Sources, including, but no limited to, any dispute arising out of the Debt Commitment Letters, shall be governed by, construed and enforced in accordance with, the domestic substantive laws of the State of New York, without giving effect to any choice or conflict of law provision or rule that would cause the application of the laws of any other jurisdiction.

10. TERMINATION.

10.1. Termination of Agreement. This Agreement may be terminated by the parties as provided below:

10.1.1. The Buyer and the Sellers’ Representative may terminate this Agreement by mutual written consent at any time prior to the Closing.

10.1.2. The Buyer may terminate this Agreement by delivering written notice to the Sellers’ Representative at any time prior to Closing in the event the Company or the Sellers are in material breach of any representation, warranty, covenant or agreement contained in this Agreement, which breach (unless cured, if curable) will result in an inability of the Company or the Sellers to satisfy the condition set forth in Section 7.1 and which breach, if curable, has continued without cure for a period of fifteen (15) Business Days after delivery to the Sellers’ Representative by the Buyer of written notice of such breach, provided, however, that the Buyer shall not have the right to terminate this Agreement pursuant to this Section 10.1.2 if the Buyer is then in material breach of any representation, warranty, covenant or agreement contained in this Agreement.

10.1.3. The Sellers’ Representative may terminate this Agreement by delivering written notice to the Buyer at any time prior to the Closing in the event the Buyer is in material breach of any representation, warranty, covenant or agreement contained in this Agreement, which breach will (unless cured, if curable) result in an inability of the Buyer to satisfy the condition set forth in Section 8.1 and which breach, if curable, has continued without cure for a period of fifteen (15) Business Days after delivery to the Buyer by the Sellers’ Representative of written notice of such breach, provided, however, that the Sellers’ Representative shall not have the right to terminate this Agreement pursuant to this Section 10.1.3 if the Company and/or Sellers are then in material breach of any representation, warranty, covenant or agreement contained in this Agreement.

10.1.4. The Buyer or the Sellers’ Representative may terminate this Agreement by providing written notice to the other at any time on or after the Outside Date, if the Closing shall not have occurred by reason of the failure of any condition set forth in Article 7, in the case of the Buyer, or Article 8, in the case of the Sellers, to be satisfied (other than through the failure of any party seeking to terminate this Agreement or any of its Affiliates to comply fully with its obligations under this Agreement). The Sellers’ Representative or the Buyer may terminate this Agreement by providing written notice to the other party at any time if a Governmental Authority has enjoined the Contemplated Transactions, provided, however, if the failure of the conditions set forth in Article 7 or Article 8 is due to a party’s failure to comply with its obligations under this Agreement, such party (or the Sellers’ Representative with respect to the Company and the Sellers) shall not have the right to terminate this Agreement pursuant to this sentence.

10.2. Effect of Termination. In the event of the termination of this Agreement pursuant to Section 10.1, all obligations of the parties hereunder (other than obligations under Section 6.4 and Articles 9 and 12, which shall survive termination) shall terminate without any liability of any party or any Financing Source to any other party; provided, however, that no termination pursuant to Section 10.1.2 (subject to Section 5.5), 10.1.3 or 10.1.4 shall relieve any party from any liability arising from or relating to any breach of any covenant or agreement by such party prior to termination.

11. INDEMNIFICATION.

11.1. Buyer’s Indemnification. Subject to the limitations set forth in this Article 11, from and after the Closing, each Seller and its Affiliates and their Representatives, successors and permitted assigns (collectively, the “Seller Indemnitees”) shall be indemnified and held harmless by the Buyer and the Company, jointly and severally, from, against and in respect of Losses suffered or incurred as a result of, arising out of or in connection with (i) any breach or default in performance by Buyer of any covenant or agreement of Buyer contained in this Agreement or (ii) any breach of the representations and warranties made by the Buyer in this Agreement (and any corresponding representations and warranties made in the certificate delivered by the Buyer pursuant to Section 8.1) without giving effect to any qualifications or limitations as to materiality therein.

11.2. Seller’s Indemnification.

11.2.1. Subject to the limitations set forth in this Article 11, from and after the Closing, the Buyer, its Affiliates (including the Target Companies) and their respective Representatives, successors and permitted assigns (collectively, the “Buyer Indemnitees”) shall be indemnified and held harmless by the Sellers, severally and not jointly, from, against and in respect of all Losses (including Taxes with respect to Section 11.2.1.4 below) incurred as a result of, arising out of or in connection with any of the following:

11.2.1.1. any breach or default in performance prior to Closing by the Company of any covenant or agreement of the Company contained in this Agreement to be performed by it or the other Target Companies;

11.2.1.2. any breach of the representations and warranties made by the Company in this Agreement (and any corresponding representations and warranties made in the certificate delivered by the Company pursuant to Section 7.1) (other than the representations and warranties contained in Section 3.13) without giving effect to any qualifications or limitations as to materiality therein;

11.2.1.3. any (i) Seller Transaction Expenses (to the extent that such Seller Transaction Expenses were not set forth on the Closing Payment Certificate), (ii) Management Fees (to the extent that such Management Fees were not set forth on the Closing Payment Certificate), (iii) cash payments to be made under the Cash Incentive Plan, the Senior Management Bonus Plan or the

Retention Plans (to the extent that such amounts were not set forth on the Closing Payment Certificate), and (iv) Debt outstanding on the Closing Date and not listed as Debt (without regard to the amount) on Schedule 3.2.5 (except for any unpaid and accrued interest on such Debt (other than pursuant to the Credit Agreement) and except for fees identified on Schedule 3.2.5 as “Excluded Fees”), and except to the extent such Debt was otherwise set forth on the Closing Payment Certificate); or

11.2.1.4. (a) any breach of the representations and warranties contained in Section 3.13 as of the date of this Agreement and as of the Closing Date, and (b) any liability for Taxes of any of the Target Companies for any Pre-Closing Tax Period and, with respect to any Straddle Period, for the portion thereof ending on the Closing Date (as determined in accordance with Section 6.9.2.3).

11.2.2. Subject to the limitations set forth in this Article 11, from and after the Closing, the Buyer Indemnitees shall be indemnified and held harmless by each Seller, severally and solely as to itself, from, against and in respect of all Losses incurred as a result of, arising out of or in connection with any of the following:

11.2.2.1. any breach or default in performance by any Seller of any covenant or agreement of such Seller contained in this Agreement to be performed by them; or

11.2.2.2. any breach of the representations and warranties made by any Seller in this Agreement (and any corresponding representations and warranties made in the certificate delivered by such Seller pursuant to Section 7.1) without giving effect to any qualifications or limitations as to materiality therein.

11.3. Survival. The representations and warranties contained in this Agreement shall survive the Closing until the Survival Date. Neither the Buyer nor the Sellers shall have any liability with respect to claims first asserted in connection with any representation or warranty after the applicable survival period specified in this Section 11.3. The covenants of any party set forth in this Agreement that require performance by such party on or prior to the Closing Date shall survive the Closing solely for purposes of Article 11 and shall terminate at the close of business on the Survival Date; provided that, notwithstanding the foregoing, any covenant of any party in this Agreement that requires performance after the Closing shall survive the Closing in accordance with its terms.

11.4. Monetary Limitations.

11.4.1. Subject to Section 11.4.2, no indemnification shall be available to any Indemnified Party under Sections 11.1, 11.2.1.1, 11.2.1.2, 11.2.2.1 or 11.2.2.2, except for any breach of the Buyer Fundamental Representations, Company Fundamental Representations or Seller Fundamental Representations, (i) unless and until the aggregate Losses for which indemnification would otherwise be available to such Indemnified Party under this Article 11 exceed $3,500,000 (the “Deductible”), at which point indemnification shall be available to such Indemnified Party under Sections 11.1, 11.2.1.1, 11.2.1.2, 11.2.2.1 or 11.2.2.2 for those Losses excluding the Deductible or (ii) for individual claims where Losses resulting therefrom are less than $100,000 (the “De Minimis Threshold Amount”) and such items shall not be aggregated for purposes of calculating whether or not Losses of such Indemnified Party exceed the Deductible; provided an Indemnified Party may aggregate a series of related claims arising from the same underlying facts, events or circumstances with respect to meeting or exceeding the De Minimis Threshold Amount. Subject to Section 11.4.2, the aggregate liability of any Indemnifying Party in respect of the aggregate liability for all Losses (i) under Sections 11.1, 11.2.1.1, 11.2.1.2, 11.2.2.1 or 11.2.2.2, except for any Willful Breach of any representations and warranties (which shall be limited clause (ii) hereof) or any breach of the Buyer Fundamental Representations, Company Fundamental Representations or Seller Fundamental Representations (which shall be limited by clause (iii), shall in no event exceed Indemnity Escrow Amount, (ii) under this Article 11, except for any breach under Sections 11.1, 11.2.1.1, 11.2.1.2, 11.2.2.1 or 11.2.2.2 (which shall be limited by clause (i) hereof) or any breach of any Buyer Fundamental Representations, Company Fundamental Representations or Seller Fundamental Representations (which shall be limited by clause (iii) hereof), shall in no event exceed $47,900,000 (including any liability for matters set forth in clause (i)) and (iii) under this Article 11 for breaches of any Buyer Fundamental Representations, Company Fundamental Representations or Seller Fundamental Representations shall in no event exceed an amount equal to the then outstanding principal amount due under the outstanding Buyer PIK Notes (including any liability for matters set forth in clause (i) or (ii)) (or, to the extent there has been a mandatory prepayment under the Buyer PIK Notes prior to the Survival Date, the amount of cash received pursuant to such payment); provided that (1) in the case of clause (i), the aggregate liability of a Seller shall in no event exceed such Seller’s pro rata share of the Indemnity Escrow Amount, with such pro rata share based on the aggregate principal amount of the Buyer PIK Notes issued to such Seller at Closing and held by the Escrow Agent at Closing, if any, compared to the aggregate principal amount of all Buyer PIK Notes held by the Escrow Agent at Closing, and (2) in the case of clauses (ii) and (iii), the aggregate liability of a Seller shall in no event exceed such Seller’s pro rata share of the maximum amount provided for under clause (ii) or (iii), as applicable, in each case, with such pro rata share based on the aggregate principal amount of the Buyer PIK Notes issued to such Seller at Closing compared to the aggregate principal amount of all Buyer PIK Notes issued at Closing. For purposes of this Section, aggregate principal amount of the Buyer PIK Notes refers to the aggregate principal amount at maturity.

11.4.2. The limitations on liability set forth in Section 11.4.1 shall not apply with respect to Losses resulting from (a) fraud with respect to (i) any breach of any representation or warranty of the Buyer, Company or any of the Sellers or (ii) any certificate delivered by or on behalf of the Company or any Seller pursuant to Section 7.1 or any certificate delivered by or on behalf of the Buyer pursuant to Section 8.1 or (b) any intentional breach or default by the Buyer, Company or any of the Sellers in performance of any covenant or agreement contained in this Agreement.

11.5. Limitation on Remedies. From and after the Closing, the sole and exclusive remedy of an Indemnified Party, with respect to any claim of any nature whatsoever, arising out of or relating to this Agreement or the Contemplated Transactions, shall be pursuant to and limited by the provisions set forth in this Article 11 and shall be first satisfied, in the case of the indemnification pursuant to Sections 11.2.1.1, 11.2.1.2, 11.2.2.1 and 11.2.2.2 (except for any breach of the Company Fundamental Representations or Seller Fundamental Representations), solely against and to the extent of the outstanding principal amount for the Buyer PIK Notes together with cash received in respect thereof held in the Indemnity Escrow Account. In the case of all other sections, any claim may only be made solely in accordance with the limitations set forth in Section 11.4.1, firstly against any Seller to the extent of the then outstanding principal amount of the then outstanding Buyer PIK Notes held by such Seller and shall not otherwise be made against any Seller unless the Buyer PIK Notes have been paid off in full. In no event may a claim be made against any Affiliate of a Seller or any of the Seller’s or its Affiliate’s respective partners, members, managers, directors, stockholders, investment bankers, brokers, Representatives or controlling Persons, or any Affiliate of any of the foregoing, including the Sellers’ Representative. Each of the Company, Buyer and each Seller hereby irrevocably waives, to the fullest extent permitted under applicable law, and agrees not to assert and to cause each Indemnified Party, as the case may be, not to assert, in any Action of any kind or otherwise, any and all rights, claims and causes of action it may now or hereafter have against any other party, any Affiliate thereof or any of their respective partners, members, managers, directors, stockholders, investment bankers, brokers, Representatives or controlling Persons, or any Affiliate of any of the foregoing (including, the Sellers’ Representative) arising out of or relating to this Agreement, other than claims for indemnification asserted as permitted by and in accordance with the provisions set forth in this Article 11. In the event of any indemnification of a Buyer Indemnitee pursuant to Section 11.2.2 as a result of a breach of a representation or warranty solely made by or breach of a covenant or agreement solely the obligation of a particular Seller, then any claim against such Seller shall be first satisfied by reducing the outstanding principal amount of such Seller’s Buyer PIK Note held in the Indemnity Escrow Account and against any cash received in respect thereof held in the Indemnity Escrow Account, and then, to the extent that the outstanding principal amount of Seller’s Buyer PIK Note held in the Indemnity Escrow Account is reduced to zero and no cash remains in the Indemnity Escrow Account, and if the Buyer Indemnitee is entitled to indemnification beyond the Indemnity Escrow Amount, by reduction of outstanding Buyer PIK Notes held by such Seller. For avoidance of doubt, the Buyer and each of the Sellers acknowledges and agrees that its and each Buyer Indemnitee’s and Seller Indemnitee’s sole recourse for any and all Losses arising out of or relating to this Agreement or the Contemplated Transactions shall be pursuant to this Article 11. Notwithstanding the foregoing, this Section 11.5 shall not apply with respect to any claim for fraud in the negotiation or execution of this Agreement or the intentional breach of any covenant or agreement set forth in this Agreement.

11.6. Indemnification Procedure.

11.6.1. If a Person entitled to indemnification pursuant to this Article 11 (the “Indemnified Party”) shall incur or suffer any Losses, in respect of which indemnification may be sought under this Article 11 against the Person(s) required to provide indemnification under this Article 11 (collectively, the “Indemnifying Party”), the Indemnified Party shall assert a claim for indemnification by promptly providing a written notice (the “Notice of Loss”) to the Indemnifying Party (or in the case of any notice required to be given to a Seller, to the Sellers’

Representative) stating, in reasonable detail, the nature and basis of such Notice of Loss. The Notice of Loss shall be provided to the Indemnifying Party as soon as practicable after the Indemnified Party becomes aware that it has incurred or suffered a Loss. Notwithstanding the foregoing but subject to Section 11.3, any failure to provide the Indemnifying Party with a Notice of Loss, or any failure to provide a Notice of Loss in a timely manner as aforesaid, shall not relieve any Indemnifying Party from any Liability that it may have to the Indemnified Party under this Section 11.6 except to the extent that the ability of such Indemnifying Party to defend such claim is actually and materially prejudiced by the Indemnified Party’s failure to give such Notice of Loss. If the Notice of Loss relates to a Third Party Claim, the procedures set forth in Section 11.6.2 shall be applicable. If the Notice of Loss does not relate to a Third Party Claim, the Indemnifying Party shall have thirty (30) days from the date of receipt of such Notice of Loss to object to any of the subject matter and any of the amounts of the Losses set forth in the Notice of Loss, as the case may be, by delivering written notice of objection thereof to the Indemnified Party. If the Indemnifying Party fails to send a notice of objection to the Notice of Loss within such thirty (30) day period, the Indemnifying Party shall be deemed to have agreed to the Notice of Loss and shall be obligated to pay to the Indemnified Party the portion of the amount specified in the Notice of Loss to which the Indemnifying Party has not objected. If the Indemnifying Party sends a timely notice of objection, the Indemnifying Party and the Indemnified Party shall use their commercially reasonable efforts to settle (without an obligation to settle) such claim for indemnification. If the Indemnifying Party and the Indemnified Party do not settle such dispute within thirty (30) days after the Indemnified Party’s receipt of the Indemnifying Party’s notice of objection, the Indemnifying Party and the Indemnified Party shall be entitled to seek enforcement of their respective rights under this Article 11.

11.6.2. Third Party Claims. Promptly after the receipt by an Indemnified Party of notice of the assertion of any claim or commencement of any Action against such Indemnified Party by a third party (such action, a “Third Party Claim”), such Indemnified Party shall, if a claim with respect thereto is to be made against any Indemnifying Party, give such Indemnifying Party written notice of such Third Party Claim in reasonable detail in light of the circumstances then known to such Indemnified Party. In the event of a claim by a Buyer Indemnitee such notice shall be provided to the Sellers’ Representative, who shall be entitled to exercise all rights and receive all notices as the Indemnifying Party hereunder on behalf of the Indemnity Escrow Funds. The failure to give such notice shall not relieve any Indemnifying Party from any obligation hereunder except to the extent that such failure actually and materially prejudices such Indemnifying Party. Such Indemnifying Party shall have the right to defend and resolve such Third Party Claim, at such Indemnifying Party’s expense and with counsel of its choice reasonably satisfactory to the Indemnified Party by notifying in writing the Indemnified Party within thirty (30) days after the receipt by the Indemnifying Party of such notice from the Indemnified Party. If the Indemnifying Party assumes the defense of such Third Party Claim, the Indemnified Party shall reasonably cooperate in such defense at the expense of the Indemnifying Party. The Indemnified Party may retain separate co-counsel at its sole cost and expense and may participate in the defense of such Third Party Claim (though not as counsel of record, and subject to all privileges); provided, however, that the Indemnified Party (at the expense of the Indemnifying Party and with the Indemnifying Party’s prior written approval, not to be unreasonably withheld) shall have the right to employ counsel to represent it at the expense of the Indemnifying Party if there is a conflict between the interests of the Indemnified Party and any Indemnifying Party, in which event the reasonable fees and expenses of such separate counsel shall be paid by the Indemnifying Party. In the event the Indemnifying Party does provide written notice within thirty (30) days of receipt of the Indemnified Party’s notice, the Indemnified Party may defend against such Third Party Claim (provided that the Indemnifying Party may retain separate co-counsel at its sole cost and expense and may participate in the defense of such Third Party Claim, though not as counsel of record, and subject to all privileges). The Indemnifying Party may not consent to the entry of any judgment or enter into any settlement with respect to any such Third Party Claim without the prior written consent of the Indemnified Party, which consent will not be unreasonably withheld or delayed, unless such settlement involves solely the payment of money that is fully paid by the Indemnifying Party, does not impose any injunctive or equitable relief upon the Indemnified Party, does not require admission or acknowledgment of liability or fault of the Indemnified Party and includes a full release of the Indemnified Party in respect of such Third Party Claim. The Indemnified Party may not consent to the entry of any judgment or enter into any settlement with respect to such Third Party Claim without the prior written consent of the Indemnifying Party, which consent, if the Indemnifying Party has not assumed the defense of such Third Party Claim, will not be unreasonably withheld or delayed. Notwithstanding anything herein to the contrary, the Buyer shall have the sole right to defend and resolve any Third Party Claim or any Environmental Claim and otherwise control all Actions with respect to any Tax claim relating to a Tax period beginning after the Closing Date.

11.7. Determination of Loss Amount. The amount of any Loss subject to indemnification under this Article 11 shall be calculated net of (a) any net Tax Benefit actually realized by an Indemnified Party prior to the Survival Date as a result of incurrence or payment of such Loss and (b) any insurance proceeds (net of deductibles) or any indemnity, contribution or other similar payment actually recovered by the Indemnified Party from any third party with respect thereto. In computing the amount of any Tax Benefit, an Indemnified Party shall be deemed to recognize all other items of income, gain, loss, deduction or credit before recognizing any item arising from the incurrence or payment of such Loss giving rise to indemnity under this Agreement. Any indemnification payment under this Article 11 shall be reduced to reflect any net Tax Benefit as set forth in (a), above, after the Indemnified Party has actually realized such Tax Benefit. For purposes of this Agreement, an Indemnified Party shall be deemed to have “actually realized” a net Tax Benefit to the extent that, and at such time as, the amount of Taxes payable by such Indemnified Party is actually reduced below the amount of Taxes that such Indemnified Party would be required to pay but for the incurrence or payment of such Loss or the Indemnified Party actually receives a refund of Taxes. The determination of whether the Indemnified Party has actually realized any net Tax Benefit shall be made in good faith by the Indemnified Party. If any Buyer Indemnitee actually realizes a net Tax Benefit after an indemnification payment is made to it but prior to the Survival Date, such Buyer Indemnitee shall increase the outstanding principal amount of the Buyer PIK Note by an amount equal to such net Tax Benefit (including net of costs to the Buyer to obtain such Tax Benefit). Buyer will, if the Sellers’ Representative so requests, cause the relevant Buyer Indemnitee to file for any tax benefit (including through the filing of any amended Tax Return) that the Sellers’ Representative reasonably believes such Buyer Indemnitee is entitled to receive after an indemnification payment is made to such Buyer Indemnitee. The Indemnified Party shall seek full recovery under all insurance policies purchased by the Company covering any Loss to the same extent as they would if such Loss were not subject to indemnification hereunder. In the event that an insurance or other recovery is made by any Indemnified Party with respect to any Loss for which any such Person has been indemnified hereunder, then a refund equal to the aggregate amount of the recovery shall be made promptly to the Indemnifying Party. Except in the case of fraud or intentional breach of any covenant or agreement set forth in this Agreement, in no event shall any Indemnified Party be entitled to recover or make a claim for any amounts in respect of lost revenues or profits (except that, with respect to Losses for lost revenues or profits, to the extent a court of competent jurisdiction determines that lost revenues or profits is the appropriate measure of Losses for the matter giving rise to the claim for Losses or if payable pursuant to a Third Party Claim) or punitive damages (except for Losses payable pursuant to a Third Party Claim). In no event shall any Buyer Indemnitee be entitled to recover or make a claim for any Taxes attributable to actions not contemplated by this Agreement and not taken in the Ordinary Course of Business, in either case, taken by any of the Buyer or any of the Target Companies after the Closing on the Closing Date.

11.8. Adjustment to Purchase Price. Any indemnification payment made pursuant to this Agreement shall be treated as an adjustment to the Final Common Stock and Warrant Purchase Price for Tax purposes.

11.9. Indemnity Escrow Funds. The Indemnity Escrow Amount shall be held and, subject to this Article 11 and in accordance with the provisions of the Escrow Agreement, released to the Sellers’ Representative for distribution to the Sellers upon the Survival Date, subject to holding back any portion of the Escrow Amount held in the Indemnity Escrow Account that is claimed in any properly noticed but unresolved claims as of such date. Upon such release, no Buyer Indemnitee shall have the right to bring any indemnification or other claims under this Agreement, other than (i) such properly noticed, but unresolved claims as of such released date, and in such case, solely against and to the extent of such held back amounts and (ii) claims for fraud or intentional breach of any covenant or agreement set forth in this Agreement.

12. MISCELLANEOUS

12.1. Entire Agreement. This Agreement (including the Schedules and Exhibits hereto) and the other Transaction Agreements as are entered into on or after the date hereof, constitutes the entire agreement among the parties hereto pertaining to the Contemplated Transactions and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, by or on behalf of, the parties with respect to such subject matter, other than the Confidentiality Agreement, dated January 31, 2013, between Buyer and the Company, as the same may be supplemented from time to time (which shall survive execution and delivery of this Agreement and any termination of this Agreement, but shall terminate upon the consummation of the Closing).

12.2. Amendment or Waiver. This Agreement may be amended or modified only by a written instrument executed by the Buyer and the Sellers’ Representative. Any other purported amendment or modification shall be null and void. No waiver of any provision of this Agreement shall be deemed or shall constitute a waiver of any other provision hereof (whether or not similar) or shall constitute a continuing waiver unless otherwise expressly provided and shall not be effective unless in writing. Notwithstanding anything to the contrary contained in this Agreement, Section 9.4 may not be amended or modified in whole or in part without the written consent of the Financing Sources and Sections 10.2, 12.2, 12.8 or 12.14 may not be amended or modified in whole or in part without the written consent of the Financing Sources to the extent any such amendment or modification is adverse to the rights of the Financing Sources.

12.3. Severability. In the event that any provision hereof would, under any applicable Legal Requirement, be invalid or unenforceable in any respect, such provision shall (to the extent permitted under any applicable Legal Requirement) be construed by modifying or limiting it so as to be valid and enforceable to the maximum extent compatible with, and possible under, applicable Legal Requirement. The provisions hereof are severable, and in the event any provision hereof should be held invalid or unenforceable in any respect, it shall not invalidate, render unenforceable or otherwise affect any other provision hereof.

12.4. Successors and Assigns. All of the terms and provisions of this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective permitted transferees and assigns (each of which transferees and assigns shall be deemed to be a party hereto for all purposes hereof); provided, however, that (a) no transfer or assignment by any party hereto shall be permitted without the prior written consent of the other parties hereto and any such attempted transfer or assignment without consent shall be null and void and (b) no transfer or assignment by any party shall relieve such party of any of its obligations hereunder; provided, further, notwithstanding the foregoing, the Buyer may assign this Agreement to an Affiliate or any Financing Source as collateral security for obligations to the Financing Source in respect of the financing arrangements entered into in connection with the Contemplated Transactions (including the Financing) and any refinancings, extensions, refundings or renewals thereof without the consent of the Sellers (provided that such assignment shall not relieve the Buyer of its obligations hereunder).

12.5. Notices. Any notices or other communications required or permitted hereunder shall be deemed to have been properly given and delivered if in writing by such party or its legal representative and delivered personally or sent by facsimile, nationally recognized overnight courier service guaranteeing overnight delivery, or registered or certified mail, postage prepaid, addressed as follows:

If to the Company to:	American Achievement Group Holding Corp. 7211 Circle S Road Austin, Texas 78745
Attention: Steven Parr

Facsimile: (512) 443-5213

With a copy (which shall not constitute notice) to:	Ropes & Gray LLP
1211 Avenue of the Americas New York, New York 10036 Attention: Carl P. Marcellino

Facsimile: (646) 728-1523

If to the Sellers, to the Sellers’ Representative.

If to the Sellers’ Representative to:	American Achievement Holdings LLC
c/o Fenway Partners Capital Fund II, L.P. 152 West 57th Street, 59th Floor New York, NY 10019
Attention: W. Gregg Smart

Facsimile: (512) 581-1205

With a copy (which shall not constitute notice) to:	Ropes & Gray LLP
1211 Avenue of the Americas New York, New York 10036 Attention: Carl P. Marcellino

Facsimile: (646) 728-1523

If to the Buyer:	Visant Corporation
357 Main Street Armonk, New York 10504 Attention: Marie Hlavaty

Facsimile: (914) 595-8237

With a copy (which shall not constitute notice) to:	Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, New York 10017
Attention: Marni Lerner Facsimile: (212) 455-2502

Unless otherwise specified herein, such notices or other communications shall be deemed given (a) on the date delivered, if delivered personally, (b) one (1) Business Day after being sent by a nationally recognized overnight courier guaranteeing overnight delivery, (c) on the date delivered, if delivered by facsimile during business hours (or one (1) Business Day after the date of delivery if delivered after business hours) and (d) five (5) Business Days after being sent, if sent by registered or certified mail. Each of the parties hereto shall be entitled to specify a different address by delivering notice as aforesaid to each of the other parties hereto.

12.6. Public Announcements. No party hereto will issue or make any report, statement or release to the public (including customers and suppliers of the parties) with respect to this Agreement, the Transaction Agreements or the Contemplated Transactions without the consent of the other parties hereto, which consent shall not be unreasonably withheld; provided, however, that either party may (a) make any press release, public statement or public announcement which it determines is required by applicable Legal Requirement or the rules or regulations of any stock exchange on which its securities or those of a parent company are listed, (b) engage in other communications with its employees, stockholders, lenders, analysts, customers and other third parties which it determines in its reasonable judgment are reasonable, appropriate and in the best interests of its business or (c) as otherwise permitted under the Confidentiality Agreement or the Confidentiality Agreement dated as of July 24, 2013 between the Buyer and Opco.

12.7. Headings. Section and subsection headings are not to be considered part of this Agreement, are included solely for convenience, are not intended to be full or accurate descriptions of the content thereof and shall not affect the construction hereof.

12.8. Third Party Beneficiaries. Except as set forth in Section 6.7, nothing in this Agreement is intended or shall be construed to entitle any Person, other than the parties hereto and the Sellers’ Representative (in its capacity as such), their respective transferees and assigns permitted hereby, to any claim, cause of action, remedy or right of any kind; provided, however, that the Financing Sources shall be express third party beneficiaries of Sections 9.1, 9.2, 9.4, 12.4 and 12.14.

12.9. Expenses. Whether or not the Contemplated Transactions are consummated, subject to Article 2, all Seller Transaction Expenses shall be paid by the Company (including payment by the Buyer on behalf of the Company in the manner contemplated by Article 2); provided, that as between the Buyer and the Sellers, if the Closing occurs, all Seller Transaction Expenses shall be for the account of the Sellers. All fees and expenses incurred by the Buyer in connection with the negotiation and preparation of this Agreement, the Transaction Agreements and the Contemplated Transactions and thereby shall be paid by the Buyer.

12.10. Construction. The inclusion of any information in the Disclosure Schedule will not be deemed an admission or acknowledgment, in and of itself and solely by virtue of the inclusion of such information in the Disclosure Schedule that such information is required to be listed in the Disclosure Schedule or that such items are material to the Target Companies. The headings, if any, of the individual sections of the Disclosure Schedule are inserted for convenience only and will not be deemed to constitute a part thereof or a part of the Agreement. The Disclosure

Schedule is arranged in sections corresponding to those contained in this Agreement merely for convenience, and the disclosure of an item in one section of the Disclosure Schedule as an exception to a particular covenant, representation or warranty will be deemed adequately disclosed as an exception with respect to all other covenants, representations or warranties to the extent that the relevance of such item to such other covenants, representations or warranties is reasonably apparent on the face of such item, notwithstanding the presence or absence of an appropriate section of the Disclosure Schedule with respect to such other covenants, representations or warranties or an appropriate cross-reference thereto.

12.11. Waiver of Conflicts Regarding Representation; Privileged Materials. Recognizing that Ropes & Gray LLP has acted as legal counsel to the Sellers’ Representative and its Affiliates and may be deemed to have acted as legal counsel to the Target Companies prior to the Closing, and that Ropes & Gray LLP intends to act as legal counsel to the Sellers’ Representative and its Affiliates after the Closing, the Company hereby waives, on its own behalf and agrees to cause its Subsidiaries to waive, any conflicts that may arise in connection with Ropes & Gray LLP representing the Sellers’ Representative and its Affiliates after the Closing other than in connection with any litigation arising out of or relating to this Agreement or the Contemplated Transactions. Each of the Parties further agrees that all communications or privileged materials between Ropes & Gray LLP, on the one hand, and any of the Target Companies or the Sellers (including the Sellers’ Representative), on the other hand, that relate to the negotiation and execution of this Agreement or the Contemplated Transactions (the “Privileged Materials”) are the property of the Sellers (as a group), and that the Buyer and the Target Companies cannot obtain or retain copies of, or access to, any such Privileged Materials. Each of the Parties expressly agrees that, at and after the Closing (and continuing thereafter), any privilege related to any of the Privileged Materials shall be solely controlled by the Sellers acting through the Sellers’ Representative. In the event any Target Company is compelled by any Governmental Order or applicable Legal Requirement to provide access to or obtain any such Privileged Materials, the Buyer shall promptly notify the Sellers’ Representative in writing of such obligation so that Sellers’ Representative can seek a protective order. In the case of any inconsistency between the provisions of this Section 12.11 and the Confidentiality Agreement, this Section 12.11 shall govern.

12.12. Counterparts; etc. This Agreement may be executed in any number of counterparts (including by facsimile or pdf signature), each of which shall be deemed an original, but all of which together shall constitute but one and the same instrument.

12.13. Guarantee. The Guarantor hereby unconditionally and irrevocably guarantees the payment and full performance of all obligations of the Buyer under this Agreement, as it may be amended from time to time (the “Obligations”). The Guarantor further agrees that the Obligations may be extended, modified or renewed, in whole or in part, without notice or further assent from it, and that it will remain bound upon its guarantee of the Obligations notwithstanding any extension, modification or renewal thereof. The Guarantor waives presentment to, demand of payment from and protest to the Buyer of any of the Obligations, and also waives notice of acceptance of its guarantee and notice of protest for nonpayment. The obligations of the Guarantor hereunder shall not be affected by the failure of any Seller Indemnitee to assert any claim or demand or to enforce any right or remedy against the Buyer under the provisions of this Agreement. The Guarantor further agrees that its guarantee constitutes a guarantee of payment and performance by the Buyer when due, and not of collection, and waives any right to require that any resort be had by any Seller or Seller Indemnitee to any other security held for payment or performance of the Obligations. The Obligations shall not be subject to any reduction, limitation, impairment or termination for any reason, including any claim of waiver, release, surrender, alternation or compromise, and shall not be subject to any defense of setoff, counterclaim or recoupment, other than defenses, if any, available to the Buyer. The Obligations shall not be discharged or impaired or otherwise affected by the failure of the Buyer to assert any claim or demand or to enforce any remedy under this Agreement or any other agreement or document, whether contemplated hereby or otherwise, by any waiver or modification of any thereof, or by any other act or omission which may or might in any manner or to any extent vary the risk of the Guarantor or otherwise operate as a discharge of the Guarantor as a matter of law or equity. The Guarantor further agrees that its guarantee shall continue to be effective or be reinstated, as the case may be, if at any time payment, or any part thereof, of any Obligations (including any payment pursuant to this guarantee) is rescinded or must otherwise be restored by a Seller or Seller Indemnitee upon the bankruptcy or reorganization of the Buyer or otherwise. The existence of this guarantee shall not limit in any way or to any extent any of the obligations of the Buyer hereunder.

12.14. No Recourse. Except as provided in Section 12.13, solely with respect to the Guarantor, this Agreement may not be enforced against, and no claims or causes of action that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement may be made against, any former, current or future director, officer, agent, Affiliate (other than the Buyer and its successors and permitted assignees), manager, assignee or employee of the Buyer or the Financing Sources (or any of their successors or permitted assignees), any former, current or future general or limited partner, manager, member or stockholder of the Buyer (or any of its successors or permitted assignees) or any Affiliate thereof (other than the Buyer and the Financing Sources and their successors and permitted assignees) or any former, current or future director, officer, agent, employee, Affiliate (other than the Buyer and its successors and permitted assignees), assignee, general or limited partner, stockholder, manager or member of any of the foregoing (other than the Buyer) (the foregoing Persons, other than the Buyer and its successors and permitted assignees, collectively, the “Buyer Protected Parties”), none of the Buyer Protected Parties shall have any liability for any obligations or liabilities of the Buyer or any Affiliate under this Agreement or for any claims based on, or by reason of, the transactions contemplated by this Agreement and in no event shall any Seller or any of its Affiliates, and the Sellers agree not to and to cause their Affiliates not to, seek to enforce this Agreement against, make any claims for breach of this Agreement against, or seek to recover monetary damages from any Buyer Protected Party. Notwithstanding anything to the contrary contained in this Agreement, subject to the rights of the parties to the Debt Commitment Letter under the terms thereof, none of the parties hereto, nor any of their respective Affiliates, solely, in their respective capacities as parties to this Agreement, shall have any rights or claims against any Financing Source, solely in their respective capacities as lenders or arrangers in connection with the Financing, or against any former, current or future director, officer, agent, employee, Affiliate, assignee, general or limited partner, stockholders, manager or member of the foregoing and their successors and assignees, whether in law or equity, in contract, in tort or otherwise.

[Signature pages follow]

IN WITNESS WHEREOF, the parties hereto, intending to be legally bound hereby, have caused this Agreement to be executed, as of the date first above written by their respective officers thereunto duly authorized.

THE COMPANY:	AMERICAN ACHIEVEMENT GROUP HOLDING CORP.

	By:	/s/ Steven Parr

		Name:	Steven Parr
		Title:	President & Chief Executive Officer

THE BUYER:	JOSTENS, INC.

	By:	/s/ Paul B. Carousso

		Name:	Paul B. Carousso
		Title:	Senior Vice President

THE GUARANTOR (Solely with respect to Section 12.13):	VISANT CORPORATION

	By:	/s/ Marc L. Reisch

		Name:	Marc L. Reisch
		Title:	President and CEO

AMERICAN ACHIEVEMENT HOLDINGS, LLC
THE SELLERS’ REPRESENTATIVE

	By:	/s/ W. Gregg Smart
		Name:	W. Gregg Smart
		Title:	Authorized Signatory

THE SELLERS:

AMERICAN ACHIEVEMENT HOLDINGS LLC

By:	/s/ W. Gregg Smart

	Name:	W. Gregg Smart
	Title:	Authorized Signatory

J.P. MORGAN U.S. DIRECT CORPORATE FINANCE INSTITUTIONAL INVESTORS II LLC

By: J.P. Morgan Investment Management Inc., as Investment Advisor

By:	/s/ Eduard Beit

	Name:	Eduard Beit
	Title:	Managing Director

J.P. MORGAN U.S. DIRECT CORPORATE FINANCE PRIVATE INVESTORS II LLC

By: J.P. Morgan Investment Management Inc., as Investment Advisor

By:	/s/ Eduard Beit

	Name:	Eduard Beit
	Title:	Managing Director

522 FIFTH AVENUE FUND, L.P.

By: J.P. Morgan Investment Management Inc., as Investment Advisor

By:	/s/ Eduard Beit

	Name:	Eduard Beit
	Title:	Managing Director

RGIP LLC

By:	/s/ Ann L. Milner

	Name:	Ann L. Milner
	Title:	Managing Member

CARLYLE MEZZANINE PARTNERS, L.P.

By:	CMP General Partner, L.P., its general partner

By:	TC Group CMP, L.L.C., its general partner

	By:	/s/ Leo Helmers

		Name:	Leo Helmers
		Title:	Managing Director

GRADUATE CAPITAL PARTNERS, L.P.

By:	Graduate Capital GP, LLC, its general partner

	By:	/s/ Charles McHugh LaFollette

		Name:	Charles McHugh LaFollette
		Title:	Managing Member

FLAG CAPITAL PARTNERS, L.P.

By:	Graduate Capital GP II, LLC, its general partner

	By:	/s/ Charles McHugh LaFollette

		Name:	Charles McHugh LaFollette
		Title:	Managing Member

By:	/s/ Steven Parr
Steven Parr